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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

EMERGENT GROUP INC.
(Name of Subject Company)

EMERGENT GROUP INC.
(Names of Persons Filing Statement)

Common Stock, $.04 par value
(Title of Class of Securities)

29089V-20-3
(CUSIP Number of Class of Securities)

Bruce J. Haber
Chief Executive Officer
EMERGENT GROUP INC.
10939 Pendleton Street, Sun Valley, CA 91352
(818) 394-2800
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Steven Morse, Esq.
Morse & Morse PLLC
1400 Old Country Road, Suite 302
Westbury, NY 11590
(516) 487-1446
Fax: (516)487-1452

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this "Statement") relates is Emergent Group Inc., a Nevada corporation (the "Company"), and the address of the principal executive offices of the Company is 10939 Pendleton Street, Sun Valley, CA 91352. The telephone number for the Company's principal executive offices is (818) 394-2800.

        The title of the class of equity securities to which this Statement relates is the Company's common stock, $.04 par value (the "Shares"). As of February 28, 2011, there were 6,955,258 Shares issued and outstanding.

Item 2.    Identity and Background of Filing Person.

        The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1, above, which information is incorporated herein by reference.

        This Statement relates to the tender offer by Universal Hospital Services, Inc., a Delaware corporation ("Parent"), through its wholly owned subsidiary, Sunrise Merger Sub, Inc., a Nevada corporation ("Purchaser"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission (the "SEC") on March 2, 2011, to purchase all of the outstanding Shares for $8.46 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2011 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). The Offer was commenced by Parent on March 2, 2011 and expires at 5:00 p.m., New York City time, on March 30, 2011, unless it is extended or terminated in accordance with its terms. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn before the expiration of the Offer at least 65% of the Shares then outstanding on a fully diluted basis, as described in the Offer to Purchase. A copy of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto and incorporated herein by reference.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated February 6, 2011, by and among the Company, Parent and Purchaser (together with any amendments or supplements thereto, the "Merger Agreement"). The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement and in accordance with the relevant provisions of Chapter 78 and 92A of the Nevada Revised Statutes (the "NRS"), Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares held (i) in the treasury of the Company or owned by Purchaser or Parent immediately prior to the Effective Time, which will be canceled and no payment will be made with respect thereto or (ii) by any subsidiary of the Company or Parent (other than Purchaser) which will be converted into such number of shares of stock of the surviving corporation such that each such subsidiary owns the same percentage of the outstanding capital stock of the surviving corporation immediately following the Effective Time as such subsidiary owned in the Company immediately prior to the Effective Time), will be canceled and retired and cease to exist and will be converted into the right to receive an amount in cash per Share equal to the Offer Price, without interest, less applicable withholding taxes.

        Each Share held by any subsidiary of either the Company or Parent (other than Purchaser) immediately prior to the Effective Time shall be converted into such number of shares of stock of the

Surviving Corporation such that each such subsidiary owns the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such subsidiary owned in the Company immediately prior to the Effective Time. Each share of common stock of Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation (except for any such shares resulting from the conversion of Shares pursuant to the preceding sentence).

        The foregoing description of the Merger Agreement and any other descriptions of the Merger Agreement contained in this Statement are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement has been filed as an exhibit to provide you with information regarding its terms. It is not intended to provide any other factual information about Parent, Purchaser and the Company. The Merger Agreement contains representations and warranties that each of Parent and the Company made to the other. The assertions embodied in those representations and warranties are qualified by information in a confidential disclosure letter that the parties have exchanged in connection with signing the Merger Agreement. The disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts at the time they were made or otherwise.

        The Offer to Purchase states that the principal executive offices of Parent and Purchaser are located at 7700 Frame Avenue South, Suite 275, Edina, Minnesota 55435-5228 and the telephone number at such principal executive offices is (952) 893-3200.

        Upon filing this Statement with the SEC, the Company will make this Statement publicly available on its website at www.emergentgroupinc.com.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        The Information Statement issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder (the "Information Statement") and attached hereto as Annex A, contains information and describes certain contracts, agreements, arrangements and understandings between the Company or its affiliates, on the one hand, and the Company's executive officers and directors on the other hand, and is incorporated into this Statement by reference. Except as set forth in this Statement or as incorporated into this Statement by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) the Company's executive officers or directors or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates, on the other hand.

        Executive Officers and members of the Board of Directors of the Company (the "Company Board") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The Company Board was aware on February 6, 2011, prior to their approval of the Offer and the Merger Agreement, that these interests consisted of the following: (i) possible continuation or termination of the services agreement pursuant to which the services of Bruce J. Haber, the Company's Chairman and Chief Executive Officer, is being furnished to the Company, which services agreement currently is set to expire June 30, 2013; (ii) possible continuation or termination of the employment contract with Louis Buther, the Company's President and chief operating officer, which contract presently is set to terminate June 30, 2011; (iii) possible continuation or termination of an employment arrangement with William M. McKay, the Company's Chief Financial Officer, an employee at will who is entitled to six months' severance at his annual salary upon a termination subsequent to a change of control such as that contemplated by the Offer and Merger Agreement; and (iv) the purchase by the Company at the Effective Time of outstanding restricted stock awards previously granted to executive officers, directors and other employees of the Company, to the extent that such awards are not fully vested at the Effective Time. As described below, consummation of the Offer will constitute a change in control of the Company for the purposes of vesting certain entitlements (i.e., restricted stock awards) previously granted to the executive officers and directors of the Company and the possible entitlement to severance pay for an executive officer upon a termination.

Existing Employment Agreements

        The Company maintains a services agreement dated as of July 1, 2006 (as amended) with BJH Management LLC, which provides the services of Bruce J. Haber to the Company as its Chief Executive Officer and Chairman through June 30, 2013. The Company also has an employment agreement dated as of December 30, 2002 (as amended) with Louis Buther, the Company's President, through June 30, 2011. In August 2002, the Company entered into an engagement letter with William M. McKay to serve as the Company's Chief Financial Officer. For the purposes of this Statement, each of the aforementioned persons shall be referenced individually as an "Executive Officer" and collectively, as "Executive Officers." For a description of the Company's existing services and employment agreements with Messrs. Haber and Buther, respectively, and for a description of Mr. McKay's engagement letter, see "Executive Compensation—Employment Agreements" in the Information Statement attached as "Annex A."

        In connection with the negotiation and the execution of the Merger Agreement, Parent never conditioned its willingness to proceed with the transactions on entry into new service and employment agreements with any of the Company's Executive Officers. Parent has indicated to the Executive Officers that it would like them to remain with the Company after the Effective Time. New employment arrangements for Messrs Haber, Buther and McKay have not been discussed by Parent or Purchaser and any preliminary conversations pertaining to this subject matter have not resulted in any agreement pertaining thereto. Except for Mr. McKay's entitlement to six months' severance at his annual salary upon a termination subsequent to a change of control, none of the Company's Executive Officers have any change in control benefits or severance pay in their existing contracts or employment arrangements; however, each of them has restricted stock awards granted annually in 2007 through 2010 which vest an additional 20% each year. The Company Board and its compensation committee (the "Compensation Committee") have the right, upon a change in control, to accelerate vesting of the awards granted in 2007 and 2009; the awards granted in 2008 and 2010 automatically vest without action of the Company Board or the Compensation Committee upon a change in control event. Mr. McKay also has outstanding options granted under the Company's existing Stock Option Plans; however, all of these options had fully vested prior to the execution of the Merger Agreement. The Merger Agreement provides that all holders of options granted under such Stock Option Plans, including Mr. McKay, will receive the cash value of their options, calculated by taking the Offer Price, subtracting the exercise price of each option and multiplying the difference by the number of Shares granted under each option. The Merger Agreement also provides for the payment of the Offer Price for all unvested Restricted Stock Awards including such awards granted to the Executive Officers.

        The services agreement pursuant to which Mr. Haber is employed, and Mr. Buther's employment agreement, have no specific provisions relating to the Company's termination thereof without proper cause prior to their respective contractual expiration dates, and neither has any provision permitting termination by the employee upon the happening of a change of control of the Company. As a result, if their respective agreements are terminated by Parent or Purchaser prior to their contractual expiration dates (June 30, 2013 in the case of Mr. Haber and June 30, 2011 in the case of Mr. Buther), BJH Management, LLC (on behalf of Mr. Haber) and Mr. Buther would be entitled to receive, as damages, the respective compensation otherwise payable through the contractual expiration dates of their respective agreements. Mr. McKay's engagement letter with the Company entitles him to receive six months' base pay upon termination without cause or following a change of control of the Company. The right to severance payments accruing to each of the Executive Officers upon termination following a change of control is summarized in the following table.

Severance—Termination of Employment Following a Change of Control

Executive Officer	Amount	Timing of Cash Payment
Bruce J. Haber	None	Not applicable
Louis Buther	None	Not applicable
William M. McKay	$70,000	Immediately upon termination

Treatment of Equity Awards under the Merger Agreement

        Directors and Executive Officers of the Company have acquired Shares pursuant to restricted stock awards and two of these persons have the right to acquire Shares upon the exercise of previously granted stock options. The amount of the restricted stock awards held by the Executive Officers and directors, all of which Shares are currently issued and outstanding, including those that will accelerate and vest upon consummation of the transactions contemplated by the Merger Agreement, are described below.

        Under the terms of the 2002 Employee Benefit and Consulting Services Compensation Plan (the "2002 Plan"), the Company Board, on each of March 19, 2007 and March 6, 2008, and the Compensation Committee on each of April 1, 2009 and March 4, 2010 granted restricted stock awards for the following number of Shares to the following persons:

	Date of Grant
	March 19, 2007	March 6, 2008	April 1, 2009	March 4, 2010
Bruce J. Haber	40,000	40,000	17,500	17,500
Louis Buther	25,000	25,000	11,000	11,000
William M. McKay	10,000	10,000	3,000	3,000
Howard Waltman	10,000	10,000	4,500	4,500
Mark Waldron	10,000	10,000	4,500	4,500
K. Deane Reade, Jr.	10,000	10,000	4,500	4,500

Total	105,000	105,000	44,000	44,000

        The aforementioned restricted stock awards were granted for past services and to provide a continuing incentive to remain with the Company as officers and/or directors. All Shares issued pursuant to restricted stock awards are to vest in five equal annual amounts and the non-vested portion is subject to forfeiture (which may be waived by the Company Board or the Compensation Committee) in the event that the recipient is no longer serving as an executive officer or director of the Company. The restricted stock awards granted in 2010 and 2008 provide that in the event of a change of control of the Company, vesting of any non-vested portion shall be automatically accelerated to a date determined by the Company Board.

        Pursuant to the Merger Agreement, all restricted stock awards, whether the award is outstanding or reserved for issuance to a particular recipient under any plan or outside of any plan and whether or not then vested, shall be, by virtue of the Merger and without any action on the part of Parent, Purchaser or the Company, canceled and converted into the right to receive from Parent, as promptly as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (x) the aggregate number of Shares in respect of such award, multiplied by (y) the Merger Consideration, less applicable withholding taxes.

        Under the terms of the 2002 Plan, on December 30, 2002 and September 30, 2003, William M. McKay was granted options to purchase a total of 105,000 Shares at an exercise price of $.40 per share, 80,000 of which have been exercised and the remaining 25,000 of which, although fully vested, were not exercised as of February 28, 2011. On March 22, 2005, Mr. McKay received options to purchase an additional 25,000 Shares at an exercise price of $.40 per share, all of which are fully vested and none of which have been exercised as of February 28, 2011.

        Currently, the Company has options to purchase 185,189 Shares outstanding under the 2002 Plan, all of which are vested as of February 28, 2011 except for an aggregate of 41,124 Shares. The foregoing consists of options to purchase 119,189 Shares at $0.40 per Share, options to purchase 23,000 Shares at $2.15 per Share, options to purchase 11,500 Shares at $3.05 per Share, options to purchase 3,000 Shares at $4.65 per Share, options to purchase 2,000 Shares at $5.30 per Share, options to purchase 14,500 Shares at $6.79 per Share, options to purchase 10,000 Shares at $6.95 per Share and options to purchase 2,000 Shares at $8.00 per Share.

        The 2002 Plan provides that, in the case of any change of control of the Company, the Compensation Committee has the discretion to cancel all outstanding options in exchange for payment equal in value to the value of those Shares of stock that the optionee would have received had his or her option been exercised to the extent then exercisable less the aggregate exercise price therefor. The 2002 Plan also provides that, notwithstanding the foregoing, the Compensation Committee also has the discretion to accelerate the exercisability of any non-vested options, upon a change of control. Besides Mr. McKay, none of the Company's other Executive Officers or directors have any options outstanding to acquire Shares.

        Pursuant to the Merger Agreement, at the Effective Time, each option to purchase Shares outstanding under any stock option or compensation plan or arrangement of the Company covering any current or former employee, director or other service provider (a "Company Stock Option"), whether vested or unvested, is to be canceled, and each holder of any such option, at or promptly after the Effective Time, will receive payment, in cash, for each such option in an amount determined by multiplying (i) the excess, if any, of $8.46 per Share over the applicable exercise price of such option by (ii) the number of Shares such holder could have purchased (assuming full vesting of all options) had such holder exercised such option in full immediately prior to the Effective Time.

  Payments to be Received upon Consummation of the Merger Agreement

        The following table sets forth the amounts payable to the Company's Executive Officers upon consummation of the transactions contemplated by the Merger Agreement based on their respective shareholdings.

Executive Officer	Already-Owned Shares(1)	Previously Vested Unexercised Options		Previously Vested Restricted Stock Awards(2)	Accelerated Restricted Stock Awards(3)	Total
Bruce J. Haber(4)	$12,899,148	None		$900,990	$410,310	$14,210,448
Louis Buther	$5,587,763	None		$563,436	$257,184	$6,408,383
William M. McKay	$1,491,075	$403,000	(5)	$260,568	$86,292	$2,240,935

(1)
Represents Shares previously acquired by the Executive Officer prior to the Merger Agreement, multiplied by the Offer Price ($8.46 per Share). The Executive Officers have agreed to tender these Shares in the Offer, pursuant to their respective Tender and Voting Agreements.

(2)
Represents Shares received under restricted stock awards that will vest on or before April 1, 2011 multiplied by the Offer Price. The Executive Officers have agreed to tender these Shares in the Offer, pursuant to the terms of their respective Tender and Voting Agreements.

(3)
Accelerated restricted stock awards are the number of un-vested restricted stock award Shares being vested at the Effective Time pursuant to the terms of the Merger Agreement or under the change of control provisions of the award. Represents un-vested Shares being vested at the Effective Time multiplied by the Offer Price.

(4)
Included are the following: the Bruce Haber Family Trust under Agreement dated November 16, 2005, which owns 1,150,519 Shares, and the Jessica Haber Irrevocable Trust dated August 13, 1999, which owns 199,186 Shares, all of which were acquired prior to the Merger Agreement, will receive an aggregate of $9,733,391 and $1,685,114, respectively. Mr. Haber's spouse is the investment trustee of each of these Trusts, beneficial interest of which is disclaimed by Mr. Haber.

(5)
Mr. McKay's outstanding options to purchase 50,000 Shares are fully vested. The amount shown under previously vested options is determined by multiplying (x) the excess of $8.46 over the applicable exercise price per Share of each such option by (y) the number of Shares subject to such option. Mr. McKay's options will be purchased at the Effective Time pursuant to the terms of the Merger Agreement.

        The table below sets forth the amounts payable to the Company's directors (other than Mr. Haber, who is included in the above Executive Officer table) upon consummation of the transactions contemplated by the Merger Agreement based on their respective shareholdings.

Director	Already Owned Shares(1)	Previously Vested Unexercised Options	Previously Vested Restricted Stock Awards(2)	Accelerated Restricted Stock Awards(3)	Total
K. Deane Reade, Jr.	$474,538	None	$183,582	$104,058	$762,178
Howard Waltman	$814,901	None	$225,882	$104,058	$1,144,841
Mark Waldron	$3,072,207	None	$225,882	$104,058	$3,402,147

(1)
Represents Shares previously acquired by the director prior to the Merger Agreement, multiplied by the Offer Price ($8.46 per Share). The directors have agreed to tender these Shares in the Offer, pursuant to their respective Tender and Voting Agreements.

(2)
Represents Shares received under restricted stock awards that will vest on or before April 1, 2011 multiplied by the Offer Price. The directors have agreed to tender these Shares in the Offer, pursuant to the terms of their respective Tender and Voting Agreements.

(3)
Accelerated restricted stock awards are the number of un-vested restricted stock award Shares being vested at the Effective Time pursuant to the terms of the Merger Agreement or under the change of control provisions of the award. Represents un-vested Shares being vested at the Effective Time multiplied by the Offer Price.

Other Merger Agreement Provisions

        Effect of the Offer on Directors' and Officers' Indemnification and Insurance.    The Merger Agreement provides that for six years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former executive officers and directors of the Company (each, an "Indemnified Person") in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Nevada or any other applicable law or as provided under the Company's articles of incorporation and bylaws in effect on the date of the Merger Agreement, subject in each event to any limitation imposed from time to time under applicable law. For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation's articles of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement. Unless, prior to the Effective Time, the Company has obtained the non-cancellable extension of the directors' and officers' liability coverage of the Company's existing directors' and officers' insurance policies and the Company's existing fiduciary liability insurance policies (or substitute policies with substantially the same coverage) (collectively, "D&O Insurance"), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company's existing policies, Parent is to cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for such D&O Insurance. If the Company or the Surviving Corporation for any reason fails to obtain such "tail" insurance policies as of the Effective Time, the Surviving Corporation is required to continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date of the Merger Agreement with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company's existing policies as of such date, provided that the Surviving Corporation may purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company's existing policies as of the date of the Merger Agreement. Irrespective of the foregoing, neither Parent nor the Surviving Corporation is required to expend for such policies an annual premium amount in excess of 150% of the amount per annum the Company paid in 2010; and if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation is obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

        Employee Retention.    With respect to employee benefit plans maintained by Parent or any of its subsidiaries, including Surviving Corporation, in which any employee of the Company or any of its Subsidiaries, as of the Effective Time, who continues employment with the Surviving Corporation or any of its affiliates (each, a "Continuing Employee") becomes a participant, such Continuing Employee generally will receive full credit (for purposes of eligibility to participate, vesting, and benefit level with respect to vacation entitlement, severance benefits and other paid time off) for service with the Company or any of its subsidiaries (or predecessor employers to the extent the Company provided such past service credit) to the same extent that such service was recognized as of the Effective Date under a comparable plan of the Company and its subsidiaries in which the Continuing Employee participated. Parent is required to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable plan of the Company and its subsidiaries in which the Continuing Employee participated. If a Continuing Employee commences participation in any health benefit plan of Parent or any of its subsidiaries after the commencement of a calendar year, then to the extent commercially practicable, Parent is required to cause such plan to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by such Continuing Employee (and his or her eligible dependents) during such calendar year for purposes of satisfying such calendar year's deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and dependents) commenced participation. The foregoing summary of the employee retention arrangements is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

  Tender and Voting Agreements

        Concurrently with the execution of the Merger Agreement, and as a condition and inducement to Parent entering into the Merger Agreement, all of the Company's Executive Officers and directors, and a member of the immediate family of one of such persons, holding in the aggregate approximately 47% of the currently outstanding Shares, entered into Tender and Voting Agreements with Parent and Purchaser (the "Tender and Voting Agreements"). Pursuant to the Tender and Voting Agreements, each of such holders (the "Supporting Stockholders") has agreed, among other things: (i) to tender in the Offer all of his, her, or its Shares; and (ii) that, in the event a vote of the Company's stockholders is required in furtherance of the Merger Agreement or the transactions contemplated thereby, including the Merger, he, she, or it will vote all of his, her, or its Shares (to the extent any such Shares are not purchased in the Offer) in favor of the approval of the Merger and the adoption of the Merger Agreement and against any proposal inconsistent therewith. The Tender and Voting Agreements will automatically terminate if the Parent fails to consummate the Offer or upon the termination of the Merger Agreement in accordance with its terms. Copies of the Tender and Voting Agreements are filed herewith as Exhibits (e)(4)(A) through (e)(4)(F) hereto and incorporated herein by reference. The description of certain terms of the Tender and Voting Agreements set forth herein does not purport to be complete and is qualified in its entirety by reference to the Tender and Voting Agreements.

  Non-Disclosure Agreement

        On October 26, 2010, the Company and Parent entered into a non-disclosure agreement that provides each of them with certain protections in connection with the disclosure of confidential information for purposes of evaluating possible transactions with each other (the "Confidentiality Agreement"). As a condition to being furnished non-publicly available information of the other party, each of Parent and the Company agreed, among other things, to keep such non-public information confidential and to use it only in connection with evaluating a business relationship between Parent and the Company. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

  Exclusivity Agreement

        On December 22, 2010, the Company and Parent entered into an Exclusivity Agreement (as amended on January 27, 2011, the "Exclusivity Agreement"), which set forth the terms on which Parent and the Company would agree to continue to engage in discussions regarding a possible business combination. The Company agreed that, among other things, until February 9, 2011, it would not, and would not permit any of its affiliates to, nor would it authorize or permit any of its or its affiliates' respective directors, officers, employees, financial advisors, attorneys, accountants or other representatives to, directly or indirectly, solicit, initiate, facilitate, encourage or engage in discussions or negotiations with any other person, or furnish to any other person any information concerning (i) an acquisition of any equity securities of the Company or any of its subsidiaries by any person other than Parent (other than pursuant to an employee equity plan existing as of December 22, 2010), (ii) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction involving; the Company or any of its subsidiaries and any person other than Parent in a single transaction or series of related transactions, (iii) any sale, lease, exchange, mortgage or pledge (other than in connection with ordinary course financing arrangements), transfer or other disposition of a material portion of the assets of the Company or any subsidiary of the Company to any person other than Parent in a single transaction or series of related transactions, (iv) any issuance or sale of any equity securities of the Company or any of its subsidiaries to any person other than Parent (other than pursuant to an employee equity plan existing as of the date of this letter agreement), (v) any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the conclusion of the parties' proposed transaction or could reasonably be expected to materially reduce the benefits to Parent of such transaction, or (vi) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing (in each case, a "Competing Transaction"). The Company also agreed to cause any pending discussions or negotiations with any other person regarding a Competing Transaction to be terminated forthwith, and to notify Parent promptly (and in any event prior to any response or sharing of information) if any proposal regarding a Competing Transaction (or any inquiry or contact with any person with respect thereto) is made, and to advise Parent of the contents thereof (including the terms thereof and the identity of the person making the inquiry or proposal), and, if in written form, provide Parent with copies thereof, and to (x) keep Parent informed in reasonable detail of the status of any such proposal, and (y) provide Parent a reasonable opportunity to respond to any such proposal prior to entering into any definitive agreement with any such other person. The foregoing summary is qualified in its entirety by reference to the Exclusivity, copies of which are filed as Exhibit (e)(6) and (e)(6)A hereto and is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

(a)
Solicitation/Recommendation

        At a meeting held on February 6, 2011, the Company Board, among other things, (i) unanimously determined that the Offer, the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the stockholders of the Company; (ii) unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby; and (iii) unanimously resolved to recommend that the Company's stockholders accept the Offer and, if required, adopt and approve the Merger Agreement and approve the Merger.

        THE COMPANY BOARD RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER, TENDER THEIR SHARES PURSUANT TO THE OFFER AND, IF APPLICABLE, VOTE IN FAVOR OF THE MERGER.

        A press release pertaining to the Company Board's recommendation is filed as Exhibit (a)(1)(D) hereto, and is incorporated herein by reference.

(b)
Background and Reasons for the Company Board's Recommendation

Background of the Offer

        The Company's management has periodically explored and assessed, and discussed with the Company Board, potential strategic alternatives available to the Company. These alternatives included strategies to grow and expand the Company's business and operations and opportunities to merge or combine the Company's operations with other companies in the healthcare industry. From time to time, strategic and financial companies have expressed interest in meeting with management to discuss a possible acquisition transaction.

        On October 13, 2009, Financial Buyer A, a financial company, expressed an interest in discussing a possible acquisition of the Company. On that date, a conference call was held between Bruce J. Haber, the Company's Chief Executive Officer, and a partner of Financial Buyer A.

        On November 3, 2009, the Company Board held a meeting to discuss, among other things, the strategic direction of the Company, and concluded not to have any further discussions with Financial Buyer A at that time.

        In January 2010, Financial Buyer B, a financial company, expressed an interest in discussing a possible acquisition of the Company and management agreed to meet with Financial Buyer B on January 27, 2010. At that meeting, the parties discussed the Company's business and prospects.

        On February 8, 2010, Financial Buyer B and the Company executed a nondisclosure-confidentiality agreement and confidential information with respect to the Company was provided to Financial Buyer B. In April 2010, Mr. Haber had numerous conversations with Financial Buyer B regarding the Company's business, financial condition and prospects. On June 14, 2010, the Company received a proposed letter of intent from Financial Buyer B to acquire the Company at an offer price of $8.30 per share, based upon the Company maintaining working capital of at least $4,700,000 and members of the Company's management agreeing to maintain an investment in the Company following the proposed transaction. In the event working capital exceeded the foregoing amount, the Company had the right to distribute the excess amount to its stockholders.

        In May, 2010, Strategic Buyer A expressed interest in meeting with management to discuss a possible acquisition of the Company. On June 4, 2010, the Company and Strategic Buyer A executed a nondisclosure-confidentiality agreement. On June 7, 2010, management of the Company met with executives of Strategic Buyer A and discussed the Company's business. On June 18, 2010, additional information was requested by, and provided to, Strategic Buyer A.

        On June 23, 2010, the Company Board held a meeting to discuss, among other things, the strategic direction of the Company. The Company Board was advised that there had been no further discussions with Financial Buyer A. The Company Board was further advised of the status of discussions with Financial Buyer B and Strategic Buyer A. The Company Board then agreed that a special committee of the Company Board would be the appropriate vehicle to handle negotiations with Financial Buyer B if Financial Buyer B continued to require management to maintain a financial interest in the Company following a possible transaction. On June 30, 2010, management of the Company met with representatives of Strategic Buyer A to review the additional information provided to it on June 18, 2010.

        On July 2, 2010, Mr. Haber was contacted by an investment banker purporting to represent Strategic Company B regarding an interest in speaking about joint marketing opportunities.

        On July 2, 2010, the Company received another draft of a proposed letter of intent from Financial Buyer B in which the proposed offer terms were the same as in the earlier draft including the requirement that management maintain an equity interest in the Company following a possible transaction. On July 7, 2010, the Company Board held a meeting to discuss the letter of intent and its exclusivity arrangement with Financial Buyer B and the Company Board formed a special committee, consisting of the three independent directors of the Company with K. Deane Reade, Jr. as its chairperson (the "Special Committee"), to negotiate a final letter of intent with Financial Buyer B. On July 8, 2010, the Special Committee approved the letter of intent subject to final negotiations by Mr. Reade, which were concluded on July 9, 2010. On July 13, 2010, the letter of intent and a new nondisclosure-confidentiality agreement were executed by Mr. Reade with Financial Buyer B. Subsequently management met with Financial Buyer B to discuss the Company's business and prospects and Financial Buyer B commenced additional due diligence. From July 24, 2010 through September 28, 2010, the Special Committee, through its chairperson, Mr. Reade, held numerous discussions with representatives of Financial Buyer B regarding the terms and conditions of the potential transaction. On August 9, 2010, the Company's management met with Financial Buyer B's banks in Chicago to discuss the Company's business and prospects.

        On July 7, 2010, Mr. Haber was advised by Strategic Company A that it had other priorities and could not move forward with further discussions at such time.

        On September 7, 2010, David W.M. Harvey, a representative of Harvey & Company LLC, contacted Mr. Haber to discuss representing the Company in a search for companies that the Company may have an interest in acquiring.

        On September 20, 2010, Strategic Company B's investment banker again contacted Mr. Haber to follow up his contact of July 2, 2010 and again inquired as to whether the Company continued to be interested in discussing joint marketing arrangements.

        On September 23, 2010, Mr. Harvey set up a conference call for Mr. Haber to discuss potential joint marketing arrangements between the Company and Parent. On October 6, 2010, a conference call was arranged among Mr. Haber, Mr. Harvey and Timothy W. Kuck, Parent's Executive Vice President, Strategy and Business Development, to discuss in general the services offered by PRI Medical, the Company's wholly owned operating subsidiary. During the conversation, Mr. Haber limited the amount of information he would share before the parties executed a confidentiality agreement. Mr. Kuck indicated that Parent was interested in learning more details about PRI Medical and offered to sign a confidentiality agreement.

        On October 12, 2010 the Special Committee sent a letter to Financial Buyer B terminating discussions as the Company and Financial Buyer B were unable to mutually agree upon a suitable price to be paid or the amount to be requested of Company management to invest in the proposed transaction. The Special Committee, having finished its assignment, then disbanded.

        On October 18, 2010, Mr. Haber met with representatives of Strategic Company B to discuss potential joint marketing arrangements. Following this meeting, an investment banker for Strategic Company B contacted Mr. Haber to determine whether the Company would be interested in a strategic relationship with Strategic Company B, and Mr. Haber responded that the Company did not have an interest at the time.

        On October 20, 2010, Mr. Haber received a telephone call from representatives of Strategic Company C seeking to discuss a potential transaction. Mr. Haber replied that he would get back to them.

        On October 22, 2010 the Company Board met to discuss, amongst other things the recent developments with Strategic Company B and Strategic Company C. The Company Board took no actions in connection with these developments.

        On October 26, 2010, the Company executed a nondisclosure-confidentiality agreement with Parent, for the purpose of discussing joint marketing arrangements.

        On November 1, 2010, Mr. Kuck emailed Mr. Haber to arrange a meeting with himself and Gary D. Blackford, Parent's Chairman and Chief Executive Officer, to further discuss joint marketing opportunities. On November 11, 2010, Mr. Kuck emailed Mr. Haber a copy of Parent's market overview presentation in preparation for a November 16 meeting.

        On November 11, 2010, Financial Company A contacted Mr. Haber to schedule a conference call for November 23, 2010, which was later rescheduled for December 2, 2010.

        On November 16, 2010, Messrs. Kuck and Blackford met with Messrs. Haber and Buther in New York to discuss potential joint marketing arrangements. At that meeting, the parties discussed the similarities between Parent's and PRI Medical's respective business models, especially the fact that both companies focused on using people, process and technologies to assist healthcare providers in reducing costs, enhancing efficiencies and improving patient outcomes. The parties agreed to have future discussions about how they might work together to expand the services they provide to their respective customers.

        On November 29, 2010, Messrs. Haber and Buther met with Messrs. Kuck and Blackford for dinner in Minneapolis prior to a planned visit of Parent's facility the next day and continued their discussions concerning joint marketing. Messrs. Kuck and Blackford raised the question of whether the Company would be interested in a combination of the Company with Parent. On November 30, 2010, these discussions continued and Parent inquired whether a price in the $7.00 to $8.00 range would be of interest. Mr. Haber responded that this valuation range was likely to be insufficient, but that a range of $8.00 to $9.00 might be of interest to the Emergent Group Board and Emergent Group stockholders. The parties agreed to continue discussions and see if an agreement could be reached.

        On December 2, 2010, representatives of Financial Company A called Mr. Haber to discuss a potential meeting in January 2011. No specific date was agreed upon and no meeting was ever held.

        On December 6, 2010, the Company Board met and approved the Company's annual dividend of $0.40 per Share and a special dividend of $0.50 per share. At the same meeting, the Company Board was updated on discussions with strategic and financial companies.

        On December 7, 2010, Mr. Haber again met with representatives of Strategic Company B to discuss potential marketing arrangements, but no further progress was made.

        On December 9, 2010, Mr. Kuck contacted Mr. Haber and indicated that Parent was considering a proposal to acquire the Company at a price in the range of $8.00 to $9.00 per Share and would request an exclusivity period to move forward.

        On December 10, 2010, Mr. Haber had a telephone meeting with Strategic Company C regarding their continued interest in a strategic transaction.

        On December 13, 2010 Mr. Haber received a request for information from Strategic Company C.

        On December 13, 2010, Mr. Kuck contacted Mr. Haber and advised him that Parent was intending to submit an indication of interest to acquire the Company, and that Parent expected to be granted an exclusive period to negotiate definitive documentation.

        On December 14, 2010, Parent submitted, by letter, a preliminary, non-binding indication of interest to acquire the Company at a purchase price of $8.50 per Share in cash, along with a proposed exclusivity agreement that would provide Parent with an exclusive negotiating period through February 12, 2011.

        On December 16, 2010, Mr. Haber emailed Mr. Kuck and advised that the Company Board had reviewed Parent's December 14 letter and advised him that the Company Board would be willing to proceed with negotiations with Parent, provided that the per Share purchase price was increased to $8.90 per Share, the proposed exclusivity period expire by January 31, 2011 and that Parent agree to a 24 month non-solicitation period during which Parent would be prohibited from hiring certain Company employees or providing competitive services to the Company's existing customers. On the same date, Mr. Kuck emailed Mr. Haber that he and Mr. Blackford, as well as their other board members, had reviewed Mr. Haber's communication and proposed an $8.70 per Share purchase price.

        From December 17, 2010 through December 20, 2010, Messrs. Kuck and Haber had several telephone conversations and exchanged e-mails regarding the price that Parent was willing to offer and that the Company Board was willing to accept. On December 20, 2010, the Company Board held a telephonic meeting and authorized Mr. Haber to indicate to Mr. Kuck that the Company Board was willing to proceed with negotiating a definitive agreement based on a purchase price of $8.75 per Share.

        From December 20, 2010 to December 22, 2010, representatives of Dorsey & Whitney LLP, outside legal counsel to Parent ("Dorsey & Whitney"), and Otterbourg, Steindler, Houston & Rosen, P.C., special legal counsel to the Company ("Otterbourg"), discussed and negotiated revised terms of an exclusivity agreement and the amount of any termination fee pursuant to a definitive acquisition agreement being negotiated between Parent and the Company.

        On December 22, 2010, Parent and the Company entered into an exclusivity agreement which, among other matters, prohibited the Company from soliciting or continuing negotiations with any third party until January 31, 2011. Parent and the Company also verbally agreed that any termination fee payable pursuant to a definitive acquisition agreement would not exceed a maximum of three and a half percent of the aggregate purchase price.

        On December 28, 2010, Mr. Haber emailed Mr. Kuck a copy of a "no hire" list of employees, as provided for in the exclusivity agreement.

        On December 30, 2010, the Company provided Parent and its advisors with access to the Company's electronic data room containing certain non-public financial, operational and other information about the Company. On that same date, Mr. Kuck emailed Mr. Haber a draft timeline for the proposed transaction.

        On January 4, 2011, Mr. Haber interviewed representatives of G.C. Andersen Partners, LLC ("GCA") at GCA's New York City office, with respect to such firm possibly serving as independent financial advisor to the Company. On January 7, 2011, GCA provided Mr. Haber with GCA's proposed engagement letter.

        On January 5, 2011 and January 6, 2011, representatives of Parent visited the Company's headquarters in Sun Valley, California to meet with Mr. McKay.

        On January 12, 2011, Messrs. Haber and Buther met with Mr. Kuck, Diana J. Vance-Bryan, Parent's Executive Vice President of Operations, and Bret Bowerman and Robert Juneja, directors of Parent and Principal and Senior Managing Director, respectively, of Irving Place Capital to discuss the proposed transaction and the Company's preference to have no adjustment to the offered purchase price in respect of the potential outcome of certain matters. On January 13, the same parties continued their discussions and Parent's due diligence efforts to date. Mr. Haber had telephone conversations with other members of the Company Board several times during the week to update them on the progress of discussions and the rationale behind exploring a strategic transaction and to obtain their advice and counsel.

        On January 13, 2011, representatives of Dorsey & Whitney delivered to representatives of Otterbourg a draft agreement and plan of merger ("draft merger agreement"), along with a form of Tender and Voting Agreement that Parent was seeking to have signed by certain stockholders of the Company. The draft merger agreement structured the proposed transaction as a two-step merger, involving a tender offer for the Shares, followed by a back-end merger to acquire those Shares not acquired in the tender offer. As drafted, the tender offer was subject to the receipt by Parent of a majority of the Shares (the "proposed minimum condition"). The draft merger agreement also included a "top-up" option, whereby Parent would be granted an irrevocable option to purchase from the Company up to the number Shares that, when added to the number of Shares acquired by Parent in the tender offer, would constitute at least one Share more than ninety percent (90%) of the Shares that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of the option.

        On January 17, 2011, Mr. Haber telephoned Mr. Kuck to discuss certain issues that the Company Board had on the transaction structure as set forth in the draft merger agreement, which the Company Board wanted to resolve before moving forward. Specifically, the Company Board wanted a "go-shop" period during which the Company would be permitted to actively solicit higher bids following the execution of a definitive merger agreement. The Company Board also believed that the threshold number of Shares that Parent was required to acquire in the Offer before Parent would be able to exercise the top-up option should be increased to a level greater than a majority of Shares.

        On the evening of January 17, 2011, Messrs. Haber and Buther met in Los Angeles with Mr. McCabe and Jeffrey L. Singer, Parent's Executive Vice President, Sales and Marketing, to discuss potential sales strategies and options to enter new markets. The parties met again on the following morning at the Company's principal offices in Sun Valley, California, attended a presentation by Messrs Haber and Buther regarding the Company's business and continued discussions concerning potential sales strategies.

        On January 19, 2011, Messrs. Kuck and Haber had a telephone conversation during which they discussed the demand by the Company Board to have a "go-shop" period, as well as the threshold number of Shares that would permit Parent to exercise a top-up option. Mr. Kuck advised Mr. Haber that Parent was willing to increase the minimum condition to a level higher than a simple majority of Shares, but that it was not willing to accept a higher threshold relating to the top-up option. Also on January 19, 2011, Mr. Haber had telephone conversations with the other members of the Company Board regarding the progress of the negotiations, and also advised that he had interviewed both GCA and another investment bank, as potential financial advisors, and intended to recommend the hiring of GCA.

        On January 20, 2011, Messrs. Haber, Blackford and Kuck spoke by telephone to review the status of the Company's IRS audit for 2007 and 2008 and other matters.

        On January 21, 2011, representatives of Dorsey & Whitney sent representatives of Otterbourg a revised draft merger agreement that included a "go shop" period of twenty-one days and increased the minimum condition to 60%. Also on that date, the Company Board held a telephonic meeting at which Mr. Haber provided an update on his negotiations with Parent's representatives and recommended the retention of GCA to act as the Company's financial advisor. The Company Board approved the retention of GCA and the continued negotiation of a definitive merger agreement.

        On January 25, 2011, Mr. Kuck contacted Mr. Haber to advise him of certain items that Parent had uncovered during its due diligence review of the Company, and that Parent was seeking to reduce the proposed per Share purchase price being offered by Parent to acquire the Company. Later that day, Messrs. Haber and Buther had a conference call with Messrs. Kuck, McCabe, Juneja and Bowerman to review the Company's 2011 budget. Still later that day, Messrs. Kuck and Blackford had a telephone call with Mr. Haber at the conclusion of which Parent proposed that the purchase price be reduced to $8.46 per Share. On the same date, Mr. Haber received a revised proposed Tender and Voting Agreement.

        On January 27, 2011, Parent and the Company agreed to revise the exclusivity agreement to extend the period of exclusivity until February 9, 2011.

        In the afternoon of January 28, 2011, representatives of Otterbourg provided representatives of Dorsey & Whitney with comments on the proposed Merger Agreement and proposed Tender and Voting Agreement.

        On February 1, 2011, representatives of Dorsey & Whitney discussed with representatives of Otterbourg the Company's comments on the proposed Merger Agreement and proposed Tender and Voting Agreement.

        On February 2, 2011, representatives of Otterbourg sent revised drafts of the proposed Merger Agreement and Tender and Voting Agreement to representatives of Dorsey & Whitney. Later that afternoon, Messrs. Kuck and Haber and representatives of Dorsey & Whitney and Otterbourg held a telephone conference to discuss the changes to the proposed Merger Agreement and proposed Tender and Voting Agreement that were proposed by the Company in their revised drafts, including the Company's desire to have a higher threshold on the top-up option. That evening, representatives of Dorsey & Whitney sent a further revised draft of the proposed Merger Agreement to representatives of Otterbourg, which reflected an increase in the minimum condition to 65%. The Company, Parent, and their respective legal counsel thereafter continued to negotiate the terms of the proposed Merger Agreement, the disclosure schedules thereto, and proposed Tender and Voting Agreement, which negotiations continue through the morning of February 6, 2011.

        Representatives of Dorsey & Whitney and representatives of Otterbourg continued to negotiate the proposed Merger Agreement and related documentation. Parent also negotiated proposed Tender and Voting Agreements with each of the executive officers and directors of the Company and a member of the immediate family of one of such persons pursuant to which each individual agreed (i) to tender all of his Shares in the Offer, and (ii) in the event that a vote of the Company's stockholders would be required in furtherance of the Merger Agreement or the transactions contemplated thereby, including the Merger, to vote all Shares controlled by him (to the extent any such Shares are not purchased in the Offer) in favor of the approval of the Merger and the adoption of the Merger Agreement and against any proposal inconsistent therewith.

        On February 3, 2011, the Company Board met with Mr. Buther, representatives of Otterbourg and representatives of its regular securities counsel, Morse & Morse, PLLC, to discuss the proposed Merger Agreement. Also at the meeting were representatives of GCA, who reviewed with the Company Board GCA's financial analysis of the proposed transaction, including the proposed consideration of $8.46 per Share. GCA informally advised the Company Board that it expected to be able to deliver its opinion to the effect that, as of that date and based upon and subject to the assumptions, factors and qualifications set forth therein, the $8.46 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of the Company was fair, from a financial point of view. The Company Board then requested that GCA be prepared to review its proposed marketing plans during the contemplated go-shop period at the next meeting of the Company Board.

        On the morning of February 4, 2011, the Company Board met with the Company's management and legal advisors to discuss the proposed Merger Agreement. Mr. Haber brought the Company Board up to date on the status of the negotiations and several issues still being negotiated. During the afternoon of February 4, 2011, the Company Board met again to discuss any questions and concerns of the directors regarding the proposed transaction. Mr. Haber indicated that it was Parent's plan to complete the documentation for the proposed transaction substantially on the terms already negotiated and that it was Parent's desire to complete all negotiations over the upcoming weekend and execute the Merger Agreement and Tender and Voting Agreements before the market opened on February 7, 2011. GCA then presented the Company Board with its proposed marketing plan to attempt to obtain superior offers during the 21 day go-shop period. The Company Board then approved the continuation of negotiations with Parent and scheduled a meeting for Sunday morning, February 6, 2011.

        During Saturday, February 5, 2011, the parties, with their counsel continued their negotiations and reached agreement late that day, subject to approval of the respective Boards of the Company and Parent. On February 6, 2011, the Company Board met and had their final discussion on the transaction documents, receiving the written opinion of GCA as described above. At the meeting, after further discussion and deliberation, the Company Board unanimously (i) determined that the Offer, the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the stockholders of the Company, (ii) adopted and approved the Merger Agreement and the transactions contemplated thereby, and (iii) resolved to recommend that the Company's stockholders accept the Offer and, if required, adopt and approve the Merger Agreement and approve the Merger.

        Throughout the period from January 4, 2011 through February 6, 2011, the execution date of the Merger Agreement, Parent conducted and completed its due diligence investigation of the Company and the Company's executive management responded to Parent's due diligence requests.

        In the afternoon of February 6, 2011, the Company, Parent and Purchaser delivered to each other their respective Disclosure letters and executed counterparts of the Merger Agreement. The Executive

Officers and directors of the Company, and a member of the immediate family of one of such persons executed the Tender and Voting Agreements which were countersigned by Parent and Purchaser.

        On the morning of February 7, 2011, before the opening of trading on the NYSE Amex Equities market, Parent and the Company each issued a press release announcing the execution of the Merger Agreement.

        Between February 7, 2011 and February 27, 2011, Parent, the Company and their respective advisors held conference calls and exchanged e-mails with respect to gathering the necessary information for the regulatory filings and other possible documents required by the transaction.

        Pursuant to the terms of the Merger Agreement, the Company had a 21-day "go shop" period, during which it could, with assistance from its financial advisor, solicit competing offers. Commencing on February 7, 2011, the Company and its financial advisor contacted 16 potential strategic and financial investors to apprise them of the events and solicit their interest in making a competing bid. GCA also contacted five investment bankers with experience in health care services to apprise them of the transaction and encourage them to approach other potential interested parties.

        On February 9, 2011, a financial buyer expressed interest in considering a competing bid on behalf of an existing portfolio company, which had a line of business similar to the Company's business (such group, which ultimately included another financial buyer, is collectively referred to as "Buyer D"). Following preliminary calls with GCA, Buyer D executed a confidentiality agreement, received access to the Company's electronic data room and held a conference call with Company management on February 13, 2011. This was followed by a meeting with Company management in Los Angeles on February 15, 2011 and a visit to the Company's Sun Valley facilities. Between February 16, 2011 and February 27, 2011, GCA and the Company responded to information requests and held additional conference calls with this group, which performed extensive due diligence through their organizations, outside counsel and an accounting firm. On February 27, 2011, GCA was advised by Buyer D that it would not submit a proposal more favorable to, and providing greater value to, the Company's stockholders than the Offer (a "Superior Proposal").

        On February 11, 2011, Financial Buyer A signed a confidentiality agreement. Financial Buyer A, which was already familiar with the Company, reviewed information from the Company's electronic data room and had conversations with GCA. On February 14, 2011, Financial Buyer A advised GCA that it would not submit a Superior Proposal to the Company.

        On February 15, 2011, Strategic Buyer B, together with a new financial buyer, signed a confidentiality agreement and received access to the Company's electronic data room. On February 18, 2011, these potential buyers held a conference call with Company management. On February 23, 2011, these potential buyers notified GCA that they would not submit a Superior Proposal to the Company.

        During the 21-day "go shop" period, GCA also contacted Financial Buyer B, Strategic Buyer A and Strategic Buyer C seeking to solicit their interest. In each case these potential buyers indicated that they were not interested in pursuing discussions to acquire the Company.

        On the evening of February 27, 2011, the 21-day "go shop" period provided for in the Merger Agreement expired without the Company receiving a Superior Offer.

        On March 2, 2011, Purchaser commenced the Offer.

Reasons for the Recommendation.

        In evaluating the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Company Board consulted with the Company's senior management, legal counsel and financial advisor and, in recommending that the Company stockholders tender all of their Shares pursuant to the Offer and, if applicable, vote their Shares in favor of the adoption of the Merger Agreement and the Merger, in accordance with the applicable provisions of the NRS, considered a number of factors, including the following:

1.
Financial Condition and Prospects of the Company.    The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company, as well as the Company's financial plan and prospects if it were to remain an independent company. The Company Board also considered the potential long-term value of the Company taking into account the risks and future prospects of the Company.

2.
Strategic Alternatives.    The Company Board considered potential strategic alternatives available to the Company, including the potential stockholder value based on the Company's business plan that could be expected to be generated from remaining an independent public company, the possibility of being acquired by other companies, the possibility of acquisitions or mergers with other companies in the healthcare industry, joint marketing arrangements with other companies and other transactions, as well as the potential benefits, risks and uncertainties associated with such alternatives. Based on the foregoing, the Company Board believed that the Offer and the Merger provided the Company's stockholders with an attractive opportunity to receive enhanced value for their Shares.

3.
Solicitation Process.    The Company will have the ability to conduct a targeted third-party solicitation process with the assistance of the Company's management and financial advisor, pursuant to a 21 day go-shop period as defined in section 6.4 of the Merger Agreement. Prior to approving the Merger Agreement, the Company Board considered the fact that the per Share consideration in the Offer and the Merger exceeded other indications of interest received by the Company from potential strategic and financial buyers. The Company Board was satisfied that other interested parties, including those who previously gave indications of interest, would have, under the terms of the Merger Agreement, an opportunity to make a superior proposal to acquire the Company.

4.
Transaction Financial Terms; Premium to Market Price.    The Company Board considered the per Share consideration of $8.46 (without interest), which represents an approximate 40% premium over the closing price of the Shares on February 4, 2011, the last trading day before the Offer and the Merger were announced, and a 41.4% premium over the average trading price of the Shares for the ninety day period prior to February 1, 2011.

5.
Loss of Opportunity.    The Company Board considered that if the Company declined to approve Parent's proposal, there was no assurance that there would be another opportunity for the Company's stockholders to receive from Parent or any other person as significant a premium for the Shares as that contemplated by the Merger Agreement, including the possibility that Parent in the future may no longer have the same interest in an acquisition of the Company due to changes in its own business or for other reasons.

6.
Negotiations.    The Company Board considered that the Company had contemplated various strategic transactions since the fall of 2009 with both strategic and financial companies. In addition, the terms and conditions of the Merger Agreement were the result of arms-length negotiations with Parent. These factors led the Company Board to believe that Parent's offer represented the highest price a bidder was willing to pay and the highest price reasonably attainable for the Company's stockholders.

7.
Cash Tender; Certainty of Value.    The Company Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger. In this regard, the Company Board considered the fact that the Offer consideration will consist entirely of cash, which will provide liquidity and certainty of value to the Company's stockholders. However, the Company Board also considered that, while the consummation of the Offer and the Merger would give the Company's stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the proposed transaction, tendering in the Offer would forfeit the opportunity for shareholders to participate in the future growth of the Company.

8.
Historical Trading Prices.    The Company Board considered the relationship of the Offer Price to the historical trading prices of the Shares.

9.
Timing of Completion.    The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all outstanding Shares, which should allow stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders will receive the same consideration as received in the Offer. The Company Board also considered the business reputation of Parent and its management, Parent's principal shareholders and the substantial financial resources of Parent, Parent's principal shareholders and, by extension, Purchaser, which the Company Board believed supported the conclusion that an acquisition transaction with the Parent and Purchaser could be completed relatively quickly and in an orderly manner.

10.
Terms of the Merger Agreement.    The Company Board believed that the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fee payable by the Company, were favorable to the Company's stockholders.

    Ability to Solicit Takeover Proposals for Twenty-One Days.

    Section 6.4(a) of the Merger Agreement provides that, during the period beginning on the date of the Merger Agreement (i.e., February 6, 2011) and continuing until the twenty-first (21st) calendar day thereafter (the "Go-Shop Period"), the Company has the right to: (i) initiate, solicit and encourage any inquiry or the making of any proposals or offers that constitute a proposal that could be superior to the Offer (an "Acquisition Proposal"), including by way of providing access to non-public information to any person pursuant to an appropriate confidentiality agreement that includes a standstill provision; provided that the Company promptly makes available to Parent and Purchaser any material non-public information concerning the Company that it provides to any Person given such access that was not previously made available to Parent or Purchaser, and (ii) engage or enter into or otherwise participate in any discussions or negotiations with any persons or groups of persons with respect to any Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposal.

    Except as expressly permitted by Section 6.4 of the Merger Agreement, the Company is required to use its reasonable best efforts to (i) on the twenty-second (22nd) calendar day after the date of the Merger Agreement (the "No-Shop Period Start Date") immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal, and (ii) from the No-Shop Period Start Date until the earlier of the Effective Time and the termination of the Merger Agreement, not directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal or the making of any proposal that could reasonably be expected to lead to any Acquisition Proposal, or (1) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company, afford access to the business, properties, assets, books or records of the Company, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Acquisition Proposal, (2) (A) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or (B) approve any transaction under, or any third party becoming an "interested stockholder" under, Section 78.423 of the NRS, or (3) enter into any agreement relating to any Acquisition Proposal (each, a "Company Acquisition Agreement").

    Ability to Respond to Certain Unsolicited Takeover Proposals Prior to Consummation of the Offer.

    Section 6.4(c) of the Merger Agreement provides that, at any time following the No-Shop Period Start Date and prior to the consummation by Parent and Purchaser of the Offer, the Company Board may, subject to Section 6(d)(i) of the Merger Agreement, participate in negotiations or discussions with any third party that has made a bona fide, unsolicited Acquisition Proposal in writing that the Company Board believes in good faith, after consultation with outside legal counsel and the Company's financial advisor, constitutes or would reasonably be expected to result in a Superior Proposal, (ii) thereafter furnish to such third party non-public information relating to the Company pursuant to an appropriate confidentiality agreement that includes a standstill provision, (iii) following receipt of and on account of a Superior Proposal, make, withdraw amend, modify or materially qualify, in a manner adverse to Parent and Purchaser, the recommendation made by the Company Board to accept the Offer (an "Adverse Recommendation Change"), and/or (iv) take any action that any court of competent jurisdiction orders the Company to take (which order remains unstayed), but in each case referred to in the foregoing clauses (i) through (iv), only if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to cause the Company Board to be in breach of its fiduciary duties under the NRS. Irrespective of the foregoing, the Company Board is not prevented from making an Adverse Recommendation Change if the Company Board determines, after consultation with outside legal counsel, that failure to disclose such position would constitute a violation of applicable law.

    The Company Board is not permitted to take any of the actions referred to in clauses (i) through (iv) above unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. The Company is required to keep Parent fully informed, on a current basis, of the status and material terms of any Acquisition Proposal, indication or request, including any material amendments or proposed amendments as to price and other material terms thereof. The Company also is required to provide Parent with at least forty-eight hours prior notice of any meeting of the Company Board (or such lesser notice as is provided to the members of the Company Board) at which the Company Board is reasonably expected to consider any Acquisition Proposal.

    Except as set forth above, the Company Board is not permitted to make any Adverse Recommendation Change or enter into a Company Acquisition Agreement. Notwithstanding the foregoing, at any time prior to the consummation of the Offer, the Company Board may make an Adverse Recommendation Change or enter into a Company Acquisition Agreement, if: (i) the Company promptly notifies Parent, in writing, at least two (2) Business Days (the "Notice Period") before making an Adverse Recommendation Change or entering into a Company Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice shall state expressly that the Company has received an Acquisition Proposal that the Company Board intends to declare a Superior Proposal and that the Company Board intends to make an Adverse Recommendation Change and/or the Company intends to enter into a Company Acquisition Agreement; (ii) the Company attaches to such notice the most current version of the proposed agreement (which is to be updated on a prompt basis) and the identity of the third party making such Superior Proposal; (iii) the Company, during the Notice Period, continues to negotiate with Parent in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments; and (iv) the Company Board determines in good faith, after consulting with outside legal counsel and the Company's financial advisor, that such Acquisition Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Parent during the Notice Period in the terms and conditions of the Merger Agreement. In addition, the Company Board considered the fact that, under the foregoing circumstances, the Company could terminate the Merger Agreement to accept a Superior Proposal upon payment of a termination fee of $2,235,000.

    Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing.    The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the minimal conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer.

    Extension of Offer Period.    The Company Board considered the fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer.

    No Financing Condition.    The Company Board considered the representation of Parent and Parent's principal shareholders that sufficient cash financial resources were available through an existing line of credit to satisfy its obligations to cause Purchaser to purchase and pay for the Shares pursuant to the Offer and the fact that the Offer is not subject to a financing condition.

    Termination Fee.    The Company Board considered the termination fee of $2,235,000 that could become payable pursuant to the Merger Agreement under certain circumstances, including termination of the Merger Agreement to accept a Superior Proposal.

    Pre-Closing Covenants.    The Company Board considered that, under the terms of the Merger Agreement, the Company has agreed that it will conduct its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not undertake various actions related to the conduct of its business without the prior written consent of Parent. The Company Board further considered that these provisions may limit the Company's ability to pursue business opportunities that it would otherwise pursue.

    Company Material Adverse Effect Determination.    The Company Board considered the definition of Company Material Adverse Effect included in the Merger Agreement and its effect on the likelihood of consummation of the Offer.

11.
Opinion of the Company's Financial Advisor.    The Company Board considered the opinion, dated February 6, 2011, of GCA, the Company's financial advisor to the Company Board as to the fairness, from a financial point of view and based upon and subject to the considerations and assumptions set forth therein, of the $8.46 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Shares (other than Parent, Purchaser and their respective affiliates), as more fully described below in this Item 4 under "Opinion of the Company's Financial Advisor" and as set forth in the full text of such opinion attached hereto as Annex B.

12.
Restrictions on Business Combinations.    The Company Board considered the restrictions on the Company's ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions. The Company Board understood that, while possibly having the effect of discouraging third parties from proposing a competing business combination transaction, these provisions were conditions to Parent's willingness to enter into the Merger Agreement and were believed by the Company Board to be reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company's stockholders.

13.
Regulatory Approval and Third Party Consents.    The Company Board considered the regulatory approvals that may be required to consummate the Offer and the Merger in the event of a Superior Proposal and the prospects and timing for receiving any such approvals, if necessary.

        The foregoing discussion of the factors considered by the Company Board in reaching its conclusions and recommendation includes all of the material factors considered by the Company Board, but is not intended to be exhaustive. The Company Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendation as being based on the totality of the information presented to, and considered by, it. Individual members of the Company Board may have given different weight to different factors.

Opinion of the Company's Financial Advisor.

        The Company Board requested that GCA evaluate the fairness, from a financial point of view, of the $8.46 per Share consideration to be paid in cash in the Offer and the Merger pursuant to the Merger Agreement to holders of Shares. At a meeting of the Company Board held on February 6, 2011, GCA delivered its opinion to the effect that, as of that date and based upon and subject to certain assumptions, factors and qualifications, the $8.46 per Share consideration to be paid in the Offer and the Merger, taken together, to holders of Company common stock, other than Shares held by Parent, Purchaser or their respective affiliates and holders, was fair, from a financial point of view, to such holders.

        The full text of GCA's opinion, dated February 6, 2011, is attached to this document as Annex B. The description of GCA's opinion set forth in this Statement is qualified in its entirety by reference to the full text of GCA's opinion. GCA's engagement and its opinion are for the benefit of the Company Board (in its capacity as such) and GCA's opinion was rendered to the Company Board in connection with its evaluation of the Offer and the Merger and only addresses the fairness of the $8.46 per Share cash consideration from a financial point of view. GCA's opinion does not address the relative merits of the Offer or the Merger, as compared to any other transaction or business strategy in which the Company might engage, or the merits of the underlying decision by the Company Board to engage in the Offer or the Merger. GCA's opinion is not intended to, and does not, constitute a recommendation to any holder of Shares as to whether such holder should tender its Shares in the Offer or how such holder should act with respect to the Offer or the Merger or any matter relating to the Offer or the Merger. GCA's opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to GCA as of, the date of its opinion. GCA assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion.

        In connection with rendering its opinion, GCA has among other things:

  •
  reviewed the financial terms and conditions of the Merger Agreement;

  •
  reviewed certain publicly available historical business and financial information relating to the Company;

  •
  reviewed various financial forecasts and other data provided to GCA by the Company relating to the Company's business;

  •
  held discussions with members of the Company's senior management with respect to the business and prospects of the Company;

  •
  reviewed public information with respect to certain other companies in lines of business GCA believed to be generally relevant in evaluating the business of the Company;

  •
  reviewed the financial terms of certain business combinations involving companies in lines of business GCA believed to be generally relevant in evaluating the business of the Company;

  •
  reviewed historical stock prices and trading volumes of Company common stock; and

  •
  reviewed and performed such other financial studies, analyses and investigations as GCA deemed appropriate.

        GCA assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. GCA did not conduct any independent valuation or appraisal of any of the assets or liabilities, contingent or otherwise, of the Company or concerning the solvency or fair value of the Company, and GCA was not furnished with any such valuation or appraisal. With respect to the financial forecasts relating to the Company utilized by GCA in its analyses, GCA assumed, with the Company's consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. GCA assumed no responsibility for, and expressed no view as to, any such forecasts or the assumptions on which they were based.

        In rendering its opinion, GCA assumed, with the Company's consent, that the Offer and the Merger would be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. GCA also assumed, with the Company's consent, that obtaining any necessary governmental, regulatory or third party approvals and consents for the Offer and the Merger would not have an adverse effect on the Company or the Offer and the Merger. GCA did not express any opinion as to any tax or other consequences that might result from the Offer and the Merger, nor did GCA's opinion address any legal, tax, regulatory or accounting matters, as to which GCA understood that the Company obtained such advice as it deemed necessary from qualified professionals. GCA expressed no view or opinion as to any terms or other aspects of the Offer and the Merger (other than the $8.46 per Share consideration to the extent expressly specified in its opinion), including, without limitation, the Tender and Voting Agreements entered into in connection with, or contemplated by, the Offer and the Merger or otherwise. In addition, GCA expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any executive officers, directors or employees of any parties to the Offer and the Merger, or class of such persons, relative to the $8.46 per Share consideration or otherwise. Further, GCA did not express any opinion as to the price at which Shares of Company common stock would trade at any time subsequent to the announcement of the Offer or the Merger.

        The following is a brief summary of the material financial and comparative analyses that GCA deemed to be appropriate for this type of transaction and that were reviewed with the Company Board by GCA in connection with rendering its opinion. The summary of GCA's analyses described below is not a complete description of the analyses underlying GCA's opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. In arriving at its opinion, GCA did not draw, in isolation, conclusions from or with regard to any factor or analysis considered by it. Rather, GCA made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

        In its analyses, GCA considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company or transaction used in GCA's analyses is identical to the Company or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies analyzed. The estimates contained in GCA's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, GCA's analyses are inherently subject to substantial uncertainty.

        The financial analyses summarized below include information presented in tabular format. In order to fully understand GCA's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below, without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of GCA's financial analyses.

        Historical Stock Trading Analysis.    GCA reviewed the historical trading prices and volumes for the Shares for the six-year period ended February 1, 2011 and analyzed the consideration to be received by holders of Shares in the Offer and the Merger in relation to certain historical market prices of the Shares. In analyzing these premiums, GCA also considered the dividend history of the Company, including the payment of the $0.90 per Share dividend on January 4, 2011.

        This analysis indicated that the price per Share to be paid to the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement represented the following premiums and discounts to historic share prices, which were not adjusted to take into account the regular or special dividends paid on the Shares during such periods:

  •
  a premium of 36.5% based on the market price of $6.20 per Share on February 1, 2011,

  •
  a premium of 41.4% based on the latest three month average market price of $5.98 per Share,

  •
  a premium of 27.3% based on the one-year average market price of $6.65 per Share,

  •
  a premium of 44.2% based on the three-year average market price of $5.87 per Share, and

  •
  a discount of 5.5% and premium of 77.7% versus the high and low closing prices during the latest twelve months of $8.95 and $4.76, respectively.

        Implied Transaction Multiples Analysis.    GCA calculated certain multiples for the Company based on the transaction price of $8.46 per Share. With respect to the Company, GCA calculated:

  •
  Transaction value, which is the purchase price of the Shares and options at the transaction price plus the value of debt and minority interest less cash, as a multiple of latest 12 months revenue;

  •
  Transaction value as a multiple of latest 12 months earnings before interest, taxes and depreciation and amortization and non-cash compensation expense but after payments to minority interest, or EBITDA;

  •
  Transaction value as a multiple of latest 12 months net income; and

  •
  Transaction value as a multiple of book value.

Transaction Value as a multiple of:	the Company
Latest 12 Months Revenue ended September 30, 2010	2.1	x
Latest 12 Months Adjusted EBITDA	7.9	x
Latest 12 Months Net Income	19.0	x
9/30/2010 Book Value	6.5	x

        Selected Publicly Traded Companies Analysis.    GCA reviewed publicly available financial information for the following twelve selected publicly traded healthcare services companies:

Alliance Healthcare Services, Inc.	Kinetic Concepts Inc.
Clarient, Inc. (through 10/21/10)	NovaMed Inc.
Conmed Healthcare Management, Inc.	Palmar Medical Technologies Inc.
Gonoptix, Inc.	RadNet, Inc.
HealthTronics, Inc. (through 5/4/10)	Solta Medical, Inc.
Hill-Rom Holdings, Inc.	ZOLL Medical Corp.

        Although none of the selected companies is directly comparable to the Company, the companies were included because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of the Company. GCA reviewed, among other things, enterprise values of the selected companies, calculated as market value based on closing stock prices on February 1, 2011, plus debt, less non-controlling interest, cash, cash equivalents and short-term investments, as a multiple of latest twelve months estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, as adjusted to exclude non-cash stock-based compensation and non-controlling interest expense and to include equity earnings in unconsolidated affiliates, referred to as adjusted EBITDA. GCA then applied a range of selected adjusted EBITDA multiples derived from the selected companies to corresponding data of the Company. This analysis indicated the following implied per share equity reference range for the Company, as compared to the $6.20 per Share price of the Company on February 1, 2011:

Enterprise Value as a multiple of:	Range	Mean/Median	the Company
LTM Revenue	0.5x - 3.2x	1.6x - 1.7x	1.3x
LTM EBITDA	5.2x - 54.3x	8.9x - 14.6x	5.8x
Book Value	0.8x - 7.6x	2.3x - 2.8x	3.8x
Price/Earning Ratio	13.2x - NM	20.0x	13.9x

        Selected M&A Transactions Analysis.    GCA reviewed, to the extent publicly available, financial information relating to a universe of nine healthcare transactions from 2005 to the present where data was publicly available with transactions values ranging from $18 million to $1.6 billion involving companies in the healthcare services industry:

Acquirer	Target
GE Healthcare Ltd.	Clarient
Endo Pharmaceuticals Holdings Inc.	HealthTronics, Inc.
Syneron Medical Ltd.	Candela Corporation
HealthTronics, Inc.	Endocare, Inc.
The Blackstone Group	Apria Healthcare Group Inc.
Alcon Inc.	WaveLight AG
Bear Stearns Merchant Banking	Universal Hospital Services Inc.
American Medical Systems Holdings	Laserscope
Cardinal Health Inc.	Atritech, Inc.

        GCA reviewed transaction values in the selected transactions, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company's latest 12 months adjusted EBITDA. GCA then applied a range of selected latest 12 months adjusted EBITDA multiples derived from the selected transactions to the Company's latest 12 months adjusted EBITDA. Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction.

Selected Transactions
Total Enterprise Value as a multiple of:	Range	Mean/Median	the Company
LTM Revenues	0.2x - 5.2x	1.2x - 1.7x	2.1x
LTM EBITDA	5.3x - 28.5x	14.9x - 15.0x	7.9x

Selected Transactions
% Premium Paid-to-Stock Price:	Range	Mean/Median
1 Day Prior	30.5% - 82.9%	44.8% - 53.3%
1 Month Prior	31.8% - 145.9%	51.5% - 78.2%

        Illustrative Discounted Cash Flow Analysis.    GCA performed an illustrative discounted cash flow analysis based on the Company's 2011 budget as expanded to 2015, based on growth and margin assumptions provided by management, to calculate the estimated present value (as of January 1, 2011) of the standalone, unlevered, after-tax free cash flows of the Company. The terminal value of the Company was estimated by applying a selected range of exit multiples to fiscal year 2015 projected EBITDA (ranging from 6.0x—8.0x 2015E EBITDA). The present values of the cash flows and terminal values were then calculated using discount rates ranging from 11.0% to 13.0%. This analysis indicated the following implied per share equity reference range for the Company, as compared to the $8.46 per Share consideration:

Implied Per Share Equity Reference Range for the Company	Per Share Consideration
$7.12 - $9.62	$8.46

  Miscellaneous

        GCA has not previously provided investment banking services to the Company or Parent, nor has GCA traded in the securities of the Company or Parent in the course of its business. GCA prepared the above analyses for the purpose of providing a fairness opinion to the Company Board. GCA did not recommend any specific consideration to the Company Board or that any given consideration constituted the only appropriate consideration for the Offer and the Merger.

        GCA's opinion and analyses were only one of many factors taken into consideration by the Company Board in its evaluation of the Offer and the Merger. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or the Company's management with respect to the $8.46 per Share consideration or as to whether the Company Board would have been willing to determine that a different consideration was fair.

        For a description of the terms of GCA's engagement as the Company's financial advisor, see Annex B and Item 5 below.

(c)
Intent to Tender.

        To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each Executive Officer and director of the Company currently intends to tender all Shares and restricted stock awards over which he has sole dispositive power to Purchaser. As discussed above in Item 3, the Executive Officers have agreed to tender, pursuant to the Offer, all Shares beneficially owned by them, including all Common Stock Awards that are outstanding. As described above, all options and previously unvested restricted stock awards will be canceled in the Merger and the holder of such securities will receive in cancellation of each such security, the $8.46 Offer Price (less the applicable exercise price for each option held).

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

        In connection with GCA's services as the Company's financial advisor, the Company paid GCA a retainer fee of $25,000, and has agreed to pay GCA $75,000 in connection with the rendering of GCA's opinion. At the closing of the Merger GCA will be entitled to receive a transaction fee of $175,000 plus 5% of the amount, if any, by which the aggregate consideration received by the Company's stockholders in the Offer and Merger exceeds $8.46 per Share, less the $75,000 payable in connection with the rendering of GCA's opinion. The Company also has agreed to reimburse GCA for its reasonable expenses, including reasonable attorneys' fees, and to indemnify GCA and certain related parties against certain liabilities that may arise out of the rendering of its advice, including certain liabilities under U.S. federal securities laws.

        Neither the Company nor any person or company acting on its behalf has employed, retained or agreed to compensate any person or company to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6.    Interest in Securities of the Subject Company.

        No transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company after a review of Form 4 filings, any Executive Officer, director, affiliate or subsidiary of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (a) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction such as a merger, reorganization or liquidation involving the Company, (c) any purchase, sale or transfer of a material amount of assets by the Company or any Company subsidiary, or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as otherwise set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in this paragraph.

Item 8.    Additional Information.

  Anti-Takeover Provisions of the NRS

        The Company is incorporated under the laws of the State of Nevada. Nevada has adopted two antitakeover laws to make the takeover of certain corporations more difficult, namely the Business Combinations Statute (NRS 78.411-78.445) and the Control Share Statute (NSA 78.378-78.3793). However, the Company believes that these rules and regulations are inapplicable to the Company as it has less than 100 stockholders of record with an address in the state of Nevada. The Company has represented to Parent and Purchaser that it has taken all actions necessary such that NRS 78.378-78.3793 and 78.411-78.445 do not apply to the Merger Agreement, the Tender and Voting Agreements or the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The Company also has represented in the Merger Agreement that no other Nevada antitakeover or similar Nevada statute or regulation applies to the Merger Agreement or the transactions contemplated thereby.

  Dissenters' Rights

        Under Nevada law, stockholders do not have dissenters' rights either in connection with the Offer or the Merger, since the Company's Shares of Common Stock are traded on the American Stock Exchange and the consideration being paid for the Shares consists solely of cash. NRS.92A.390(1)(a) provides that there is no right to dissent with respect to a plan of merger, conversion or exchange in favor of stockholders of any class or series which is a covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, unless the articles of incorporation of the corporation issuing the class or series provide otherwise. Although NRS.92A.390(3) limits the availability of the foregoing exclusion set forth in NRS.92A.390(1), such limitation is not available in connection with a transaction in which cash is the only consideration being paid to stockholders. Covered securities, under section 18(b)(1)(A) or (B) of the Securities Act of 1933, include securities listed or authorized for listing with the New York Stock Exchange, American Stock Exchange, National Market System, Nasdaq Stock Market or any national securities exchange that has listing standards substantially similar to the foregoing securities markets. Lastly, there is no provision in the Company's Articles of Incorporation, as amended to date, which deal in any respect with dissenters' rights.

  Regulatory Approvals

        General.    The Company, Parent and Purchaser are not aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, the Company, Parent and Purchaser currently expect such approval or other action would be sought or taken.

        Antitrust Compliance.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material ("Premerger Notification and Report Forms") have been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. The rules and regulations of the HSR Act are not applicable to the Offer and Merger based upon an Offer price and merger consideration of $8.46 per Share.

        In the event that a superior proposal occurs and the Offer price is increased to at least $9.49 per share, the transaction contemplated by the superior proposal would be subject to the HSR Act. Under the HSR Act, the purchase of Shares in the Offer could not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If, within such 15 calendar day waiting period, either the FTC or the Antitrust Division were to issue a request for additional documentary material or information (a "Second Request"), the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended by court order or with consent of the parties. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act, so long as Purchaser acquires more that 50% of the outstanding Shares within one year after the HSR Act waiting period applicable to the Offer expires or terminates.

        The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of the Company. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer, or the divestiture of substantial assets of the Company or any of its respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances.

        The foregoing is qualified in its entirety by reference to the Offer to Purchase, filed herewith as Exhibit (a)(1), and the Merger Agreement, filed herewith as Exhibit (e)(1) and incorporated herein by reference.

  Top-Up Option

        The Company has granted Purchaser an irrevocable option (the "Top-Up Option"), exercisable only on the terms and subject to the conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, newly issued Shares ("Top-Up Shares") in an amount up to that number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser at the time of exercise of the Top-Up Option, will constitute one Share more than 90% of the total Shares outstanding (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) immediately after the issuance of such Shares, provided that the Top-Up Option will not be exercisable to the extent (i) the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares that are not already reserved for issuance or (ii) any other provision of applicable law or judgment, injunction, order or decree would prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares. The Top-Up Option may be exercised by Purchaser at any time following the Offer Closing (as defined in the Merger Agreement, and which requires that Purchaser obtains no less than 65% of the total Shares outstanding, determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms, provided that Purchaser shall own as of such time less than the statutory requisite amount of short-form merger Shares. The purchase price owed by Purchaser to the Company for the newly issued Shares will be paid to the Company either in the same form as the Offer Price or by executing and delivering to the Company a promissory note having a principal amount equal to such purchase price.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

  Short-form Merger

        NRS 92.180 provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of that subsidiary. Accordingly, if as a result of the Offer and exercise of the Top-Up Option, or otherwise, Purchaser acquires or controls at least 90% of the outstanding Shares, Purchaser could, and has indicated its intent to, effect the Merger without prior notice to, or any action by, the Company Board or shareholders of the Company.

  The Purchaser's Designation of Persons to be Elected to the Company Board

        The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company's stockholders as described in the Information Statement, and is incorporated herein by reference.

  Certain Litigation

        On February 22, 2011, a putative stockholders class action complaint challenging the transactions contemplated by the Merger Agreement was filed in the Superior Court of the State of California in the County of Los Angeles against the Company, Parent, Purchaser and the individual members of the Company Board. The complaint alleges, among other things, that the members of the Company Board breached their fiduciary duties owed to the public stockholders of the Company by attempting to sell the Company by means of an unfair process with preclusive deal protection devices at an unfair price of $8.46 in cash per Share and by entering into the Merger Agreement, approving the Offer and the proposed Merger, engaging in self dealing and failing to take steps to maximize the value of the Company to its public stockholders. The Complaint further alleges that the Company, Parent and Purchaser aided and abetted such breaches of fiduciary duties. In addition, the complaint alleges that certain provisions of the Merger Agreement unduly restrict the Company's ability to negotiate with rival bidders. The complaint seeks, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief.

Item 9.    Exhibits.

        The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated March 2, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011).
(a)(1)(B)
Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011).
(a)(1)(C)	Information Statement of Emergent Group Inc., dated as of March 2, 2011 (included as Annex A to this Schedule 14D-9).
(a)(1)(D)
Press release of Emergent Group Inc., dated February 7, 2011 (incorporated by reference to Exhibit 99.1 to Emergent Group Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2011).
(a)(1)(E)
Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011).
(a)(1)(F)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011).
(a)(1)(G)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011).
(a)(5)(A)
Email to Emergent Group Inc. employees sent on dated February 7, 2011 (incorporated by reference to Emergent Group Inc.'s Schedule 14D-9 filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).
(a)(5)(B)
FAQ email to Emergent Group Inc. employees sent on February 7, 2011 (incorporated by reference to Emergent Group Inc.'s Schedule 14D-9 filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).
(a)(5)(C)
Transcript of pre-recorded audio announcement by Bruce J. Haber, Chief Executive Officer and a presentation that accompanied such message to Emergent Group Inc. employees sent on February 7, 2011 (incorporated by reference to Emergent Group Inc.'s Schedule 14D-9 filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).
(a)(5)(D)
Transcript of conference call with Emergent Group Inc. Employees commencing at 5:45PM on February 8, 2011(incorporated by reference to Emergent Group Inc.'s Schedule 14D-9 filed by Emergent Group Inc. with the Securities and Exchange Commission on February 8, 2011).

Exhibit No.	Description
(a)(5)(E)	Transcript of conference call with Emergent Group Inc. Employees commencing at 8:45PM on February 9, 2011(incorporated by reference to Emergent Group Inc.'s Schedule 14D-9 filed by Emergent Group Inc. with the Securities and Exchange Commission on February 9, 2011).
(a)(5)(F)
Complaint filed on February 22, 2011 by Brian McManus in the Superior Court of the State of California, County of Los Angeles, Case No. BC455715 (incorporated by reference to Exhibit (a)(5)(f) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011.)
(a)(5)(H)
Form of summary advertisement, as published in The New York Times on March 2, 2011 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011.)
(a)(5)(I)	Opinion of G. C. Andersen Partners LLC dated February 6, 2011 (included as Annex B to this Schedule 14D-9).
(e)(1)
Agreement and Plan of Merger, dated February 6, 2011, among Emergent Group Inc., Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of Emergent Group Inc.'s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).
(e)(2)(A)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Louis Buther (incorporated by reference to Exhibit 2.2 of Emergent Group Inc.'s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).
(e)(2)(B)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Bruce J. Haber (incorporated by reference to Exhibit 2.3 of Emergent Group Inc.'s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).
(e)(2)(C)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and the Bruce Haber Family Trust under Agreement dated November 16, 2005 (incorporated by reference to Exhibit 2.4 of Emergent Group Inc.'s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).
(e)(2)(D)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and the Jessica Haber Irrevocable Trust dated August 13, 1999 (incorporated by reference to Exhibit 2.5 of Emergent Group Inc.'s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).
(e)(2)(E)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and William M. McKay (incorporated by reference to Exhibit 2.6 of Emergent Group Inc.'s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).
(e)(2)(F)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and K. Dean Reade, Jr. (incorporated by reference to Exhibit 2.7 of Emergent Group Inc.'s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).

Exhibit No.	Description
(e)(2)(G)	Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Mark Waldron (incorporated by reference to Exhibit 2.8 of Emergent Group Inc.'s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).
(e)(2)(H)
Tender and Voting Agreement, dated as of February 6, 2011, among Universal Hospital Services, Inc., Sunrise Merger Sub, Inc. and Howard Waltman (incorporated by reference to Exhibit 2.9 of Emergent Group Inc.'s Form 8-K filed by Emergent Group Inc. with the Securities and Exchange Commission on February 7, 2011).
(e)(3)
Non disclosure Agreement, dated October 26, 2010, between Emergent Group Inc. and Universal Hospital Services, Inc. (incorporated by reference to Exhibit (d)(10) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011.)
(e)(4)(A)
Exclusivity Agreement, dated December 22, 2010, between Emergent Group Inc. and Universal Hospital Services, Inc. (incorporated by reference to Exhibit (d)(11) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011.)
(e)(4)(B)
Extension to Exclusivity Agreement, dated January 27, 2011, between Emergent Group Inc. and Universal Hospital Services, Inc. (incorporated by reference to Exhibit (d)(12) to the Schedule TO filed by Universal Hospital Services, Inc. and Sunrise Merger Sub, Inc. with the Securities and Exchange Commission on March 2, 2011.)

SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EMERGENT GROUP INC.
By:	/s/ BRUCE J. HABER Name: Bruce J. Haber Title: Chief Executive Officer

Dated: March 2, 2011

S-1

 Annex A

EMERGENT GROUP INC.
10939 Pendleton Street
Sun Valley, California 91352
(818) 394-2800

INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED
IN CONNECTION WITH THIS INFORMATION STATEMENT.

        This Information Statement is being mailed on or about March 2, 2011 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of common stock, $.04 par value (the "Shares"), of Emergent Group Inc., a Nevada corporation (which will be referred to herein as the "Company", "we" or "our"). You are receiving this Information Statement in connection with the possible appointment of persons designated by Universal Hospital Services, Inc., a Delaware Corporation ("Parent"), to the Board of Directors of the Company (the "Company Board"). Such designation, if made, is to be made pursuant to an Agreement and Plan of Merger, dated February 6, 2011 (the "Merger Agreement"), by and among the Company, Parent and Sunrise Merger Sub, Inc., a Nevada corporation ("Purchaser") and a direct, wholly owned subsidiary of Parent.

        The Schedule 14D-9 relates to the tender offer by Parent and Purchaser disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission (the "SEC") on March 2, 2011, to purchase all of the outstanding Shares at a price of $8.46 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the "Offer Price").

        The tender offer and related purchase are upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 2011 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). Copies of the Offer have been mailed to shareholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO filed by Parent and Purchaser with the SEC on March 2, 2011.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9 of the Company, to which this is an attachment. Please read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

        Parent provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

        The Shares are the only type of security entitled to vote at a meeting of the shareholders of the Company. Each Share has one vote. As of February 28, 2011, 6,955,258 Shares were issued and outstanding.

BACKGROUND INFORMATION

        The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following the completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement and in accordance with the relevant provisions of the Nevada Revised Statues (the "NRS"), Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares held (i) in the treasury of the Company or owned by Purchaser or Parent immediately prior to the Effective Time, which will be canceled and no payment will be made with respect thereto or (ii) by any subsidiary of the Company or Parent (other than Purchaser) which will be converted into such number of shares of stock of the surviving corporation such that each such subsidiary owns the same percentage of the outstanding capital stock of the surviving corporation immediately following the Effective Time as such subsidiary owned in the Company immediately prior to the Effective Time), will be canceled and retired and cease to exist and will be converted into the right to receive an amount in cash per Share equal to the Offer Price (the "Merger Consideration"), without interest, less applicable withholding taxes. The Merger Agreement is filed as Exhibit (e)(1) to the Schedule 14D-9 included herewith and is incorporated herein by reference.").

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

        The Merger Agreement provides that, promptly upon consummation of the Offer (the "Offer Closing"), Parent will be entitled to designate such number of directors (each such person a "Designee"), rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board, giving effect to the election of any additional directors pursuant to the Merger Agreement, and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company shall cause the Designees to be elected or appointed to the Board of Directors, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. At such time, the Company also will cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on (A) each committee of the Company Board, (B) as requested by Parent, each board of directors (or equivalent governing body) of each subsidiary of the Company (and each committee thereof), and (C) as requested by Parent, the board of directors (or equivalent governing body) of each entity managed by the Company (and each committee thereof), except, in the case of (B) and (C), in proportion to the number of members that may be designated by the Company to such board of directors (or equivalent governing body) and each committee thereof. The Company's obligations to appoint Designees to the Company Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company is required to promptly take all actions necessary to effect the appointment of Designees, including mailing to its shareholders information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require, which is being mailed together with the Schedule 14D-9. Parent has supplied to the Company in writing, and is solely responsible for, the information with respect to Parent, Purchaser, the Designees and its officers, directors and affiliates required by Section 14(f) and Rule 14f-1 and included in this Information Statement.

Information with Respect to the Designees

        As of the date of this Information Statement, Parent has not determined who will be the Designees. However, the Designees will be selected from the list of potential designees provided below

(the "Potential Designees"). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

        The following sets forth the name, age, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each Potential Designee, with a description setting forth the reasons why such designee would be a valuable addition to the Company Board. The current business address of each person is 7700 Frame Avenue South, Suite 275, Edina, Minnesota 55435-5228 and the telephone number at such principal executive offices is (952) 893-3200. Each potential Designee is a citizen of the United States of America and is identified below. To our knowledge, there are no material pending legal proceedings to which any Potential Designee or any associate of any Potential Designee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. To our knowledge, none of the Potential Designees listed below has, during the past ten years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Name	Age	With Parent Since
Gary D. Blackford	53	2002
Rex T. Clevenger	53	2004
Timothy W. Kuck	53	2004
Diana Vance-Bryan	54	2006

        Gary D. Blackford has been Chairman of the Board of Directors and Chief Executive Officer of Parent since 2007. Earlier, Mr. Blackford had been President, Chief Executive Officer and a member of the Board of Directors since 2002. He currently serves on the Board of Directors of Wright Medical Group, Inc. (NASDAQ: WMGI). Mr. Blackford holds a Bachelor of Business Administration degree from The University of Iowa, a Juris Doctor degree from Creighton University and received a Certified Public Accountant certificate in 1983. Mr. Blackford has extensive business experience and demonstrated management ability at senior levels. He has served as a director of both private and public companies and has served as the chief executive officer of public and private companies the past ten years.

        Rex T. Clevenger joined Parent in 2004 as Senior Vice President and Chief Financial Officer and became Executive Vice President and Chief Financial Officer in 2007. He has over 30 years of financial operations and capital markets experience, including extensive capital attraction, corporate finance and planning roles. He is a graduate of the University of Missouri, holds a Bachelor of Science degree in Business Administration and received a Certified Public Accountant certificate in 1981.

        Timothy W. Kuck was named Executive Vice President, Strategy and Business Development of Parent in 2010. Mr. Kuck had served as Executive Vice President and Chief Operating Officer since 2007, Senior Vice President of Operations since 2005 and from 2004 to 2005 served as Regional Vice President for Parent's central region. He has over 20 years of progressive managerial experience in sales, operations, finance and corporate administration. Mr. Kuck holds a Bachelor of Arts degree from

Augustana College and a Juris Doctor degree from the University of Minnesota Law School. Mr. Kuck also received a Certified Public Accountant certificate in 1983.

        Diana Vance-Bryan was named Executive Vice President of Operations of Parent on January 1, 2011. Ms. Vance-Bryan had served as Senior Vice President and General Counsel since 2006. She has 25 years of legal experience, primarily in the health care sector. From 2004 to 2006, Ms. Vance-Bryan served as Vice President and General Counsel of Novartis Nutrition Corporation, a leading manufacturer of medical nutrition products, which was acquired by Nestlè in 2007. Ms. Vance-Bryan is a graduate of Mercy Hospital School of Nursing, and received a Bachelor of Science degree in Nursing from The University of Iowa College of Nursing and a Juris Doctor degree from The University of Iowa College of Law.

CURRENT BOARD OF DIRECTORS OF EMERGENT GROUP INC.

        Directors are elected by the shareholders at each annual meeting or, in the case of a vacancy, are appointed by the directors then in office, to serve until the next annual meeting or until their successors are elected and qualified. The Company Board has four current members. Officers are appointed by and serve at the discretion of the Company Board. The current members of the Company Board and the function of each committee of the Company Board are described below:

Name	Age	Director Since
Bruce J. Haber	58	2003
Mark Waldron	43	2000
Howard Waltman	78	2001
K. Deane Reade Jr.	70	2005

        Bruce J. Haber has served as Chairman of the Board and Chief Executive Officer since January 31, 2003. Mr. Haber is currently President of BJH Management, LLC, a management firm specializing in turnaround consulting and private equity investments, which served as a consultant to the Company between October 2001 and January 2003. From October 2001 until December 2002, Mr. Haber served on the Board of Directors of EB2B Commerce, Inc. a computer software company. From March 2002 to December 2002, Mr. Haber served as Chairman of the Board and as a turnaround consultant to EB2B. Mr. Haber was founder, President and CEO of MedConduit.com, Inc., a healthcare e-commerce business to business from 2000 to 2001. Mr. Haber served as Executive Vice President and a Director of Henry Schein, Inc., an international distributor of healthcare products, as well as President of their Medical Group from 1997 to 1999. From 1981 to 1997, Mr. Haber served as President, CEO and Director of Micro Bio-Medics, Inc. and Caligor Medical Supply Company, a distributor of physician and hospital supplies, which merged with Henry Schein, Inc. in 1997. Mr. Haber is currently a director of a number of privately held companies and serves as a Trustee of Mercy College, Dobbs Ferry, New York. Mr. Haber holds a Bachelor of Science degree from The City College of New York and a Master of Business Administration from Baruch College in New York. Mr. Haber brings to the Board nearly 30 years of management experience in the medical distribution industry, as well as additional expertise in mergers and acquisitions, the successful integration of acquired companies, turnaround consulting and private equity investments. All of these management and financial skills have allowed him to provide significant leadership and vision to the Company Board.

        Mark Waldron has served as a director of the Company since August 2000 and he currently serves as a member of its compensation committee (the "Compensation Committee"). Mr. Waldron also served as President and Chief Executive Officer of the Company between August 2000 and January 2003. Since 1998, Mr. Waldron's principal occupation has been as a private investor. Mr. Waldron is the President of Woodfield Development Corporation, a real estate development company. Mr. Waldron is a former Vice President of J.P. Morgan in New York and was with that firm from 1993 to 1998. Mr. Waldron received his MBA from Northwestern University's Kellogg School of Management, and

prior to attending business school worked in the derivatives capital markets group of Bankers Trust Company (now Deutsche Bank). He received a BA (Honors) from the Ivey School of Business at the University of Western Ontario in 1989. Mr. Waldron's extensive business, managerial, executive and leadership experience in a variety of industries particularly qualifies him for service on the Company Board. He also brings a valuable entrepreneurial perspective from his experience as the founder of several businesses.

        Howard Waltman has served as a director of the Company and Chairman of the Compensation Committee since 2001 and currently serves as a member of the Company's audit committee (the "Audit Committee"). Since 2000, Mr. Waltman has acted as a private investor for a family limited liability corporation. Since 1986, Mr. Waltman has served as a director of Express Scripts, Inc., and was its Chairman from 1986 to 2000. Express Scripts was formed in 1986 as a subsidiary of Sanus, a company formed in 1983 by Mr. Waltman, who served as its Chairman of the Board from 1983 to 1987. Sanus was acquired by New York Life Insurance Company in 1987. Express Scripts provides mail order pharmacy services and pharmacy claims processing services and was spun out of Sanus and taken public in June 1992. Mr. Waltman also founded Bradford National Corp. in 1968, which was sold to McDonnell Douglas Corporation in 1981. From 1996 to 2000, Mr. Waltman served as a director of Computer Outsourcing Services, Inc. Mr. Waltman is currently a director of a number of privately held companies. Mr. Waltman brings to the Company Board successful experience as an entrepreneur with particular emphasis in the healthcare industry. In this respect, his first venture was the processing agent for New York State Medicaid. He was the founder of one of the first health management organizations as well as a pharmacy benefit management company.

        K. Deane Reade, Jr. has been a Director of the Company since September 2005. He currently serves as Chairman of the Audit Committee and as a member of the Compensation Committee. Mr. Reade is a founder and, since 1975, has served as President and a director of Bangert, Dawes, Reade, Davis & Thom, Incorporated, a private investment banking firm with offices in New York and San Francisco. Between 1989 and 1996, Mr. Reade served as Managing Director of John Hancock Capital Growth Management, Inc. and was a General Partner of its affiliate Gramercy Hills Partners. Mr. Reade is a graduate of Rutgers University. He has served as a director of: ABC Estonian Shares, a closed end fund (Isle of Man, UK); Abakus Management Co., an investment management company (Tallinn, Estonia); and Myers Industries, Inc. (Lincoln, Illinois); and the advisory board of Trail Blazers Camps, Inc. (New York, New York), a 100 year old social service organization with a year round educational program for disadvantaged children from the Metropolitan New York—New Jersey area. Mr. Reade brings to the Company Board over 30 years of diverse finance industry experience with particular emphasis in commercial and investment banking, corporate finance, venture capital and investment management. Mr. Reade has advised and assisted in the formation of several companies both domestic and international, many of which he served as a director, including as a former director of a publicly traded medical supply distributor and a founder of an early stage life sciences fund. He also provides the Board with financial reporting expertise.

        Bruce J. Haber serves as the Company's Chief Executive Officer. Louis Buther serves as the Company's President and William M. McKay serves as the Company's Chief Financial Officer.

        No family relationships exist among any of our executive officers or directors. Except as indicated above, no director of ours is a director of, or has served as a director of during the past five years, any company with a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Securities Act of 1933 or any company registered as an investment company under the Investment Company Act of 1940.

CORPORATE GOVERNANCE

        There are presently four members of our Company Board, including three directors who the Board has determined to be independent under section 803A of the NYSE AMEX Equities guide and under Rule 10A.3 of the Exchange Act. See "—Director Independence" below.

        Our Company Board held ten meetings during 2010, and during that year each incumbent director attended at least 75% of (a) the total number of our Company Board meetings, and (b) the total number of meetings held by all committees of the Company Board on which he served.

        In regard to directors' attendance at annual shareholders meetings, although we do not have a formal policy regarding such attendance, our Company Board encourages all of its members to attend such meetings, but such attendance is not mandatory. Messrs Haber and Reade each attended our 2010 annual shareholders meeting.

        Our Company Board has an Audit Committee and a Compensation Committee. We currently lack a Nominating and Corporate Governance Committee. Our Company Board has adopted a written charter for its Audit Committee, which Audit Committee charter and our Code of Ethics are available on our website at www.emergentgroupinc.com under the "Corporate Governance—Corporate Governance Documents" section of our website.

        Director Independence.    Under the NYSE AMEX Equities Stock Market Rules, the Company Board has a responsibility to make an affirmative determination that its members that serve as independent directors do not have any relationships with the Company and its businesses that would impair their independence. In connection with these determinations, the Company Board reviews information regarding transactions, relationships and arrangements involving the Company and its businesses and each director that it deems relevant to independence, including those required by the NYSE AMEX Equities Stock Market Rules.

        "Independent director" is defined under Section 803A of the AMEX Company Guide as a person other than an executive officer or employee of the company. No director qualifies as independent unless the issuer's board of directors affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following is a non-exclusive list of persons who are not considered to be independent:

        (a)   a director who is, or during the past three years was, employed by the Company, other than prior employment as an interim executive officer (provided the interim employment did not last longer than one year);

        (b)   a director who accepted or has an immediate family member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

  (i)
  compensation for board or board committee service;

  (ii)
  compensation paid to an immediate family member who is an employee (other than an executive officer) of the Company;

  (iii)
  compensation received for former service as an interim executive officer (provided the interim employment did not last longer than one year); or

  (iv)
  benefits under a tax-qualified retirement plan, or non-discretionary compensation;

        (c)   a director who is an immediate family member of an individual who is, or at any time during the past three years was, employed by the Company as an executive officer;

        (d)   a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments (other than those arising solely from investments in the Company's securities or payments under non-discretionary charitable contribution matching programs) that exceed 5% of the organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the most recent three fiscal years;

        (e)   a director who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the Company's executive officers serve on the compensation committee of such other entity; or

        (f)    a director who is, or has an immediate family member who is, a current partner of the Company's outside auditor, or was a partner or employee of the Company's outside auditor who worked on the Company's audit at any time during any of the past three years.

        As a smaller reporting company, we are only required to maintain an Audit Committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Exchange Act. In order to be considered to be independent for purposes of Rule 10A-3, a member of the Audit Committee may not, other than in his capacity as a member of the Audit Committee, the Company Board or any other committee of the Company Board: (A) accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided that such compensation is not contingent in any way on continued service); or (B) be an affiliated person of the Company or any subsidiary thereof.

        Audit committees are required to have at least one member who is an "Audit Committee Financial Expert", which is defined as a person who has the following attributes: an understanding of generally accepted accounting principals and financial statements; the ability to assess the general application of such principals in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities; an understanding of internal controls and procedures for financial reporting; and an understanding of audit committee functions.

        The Board has determined that each of Messrs. Waldron, Waltman and Reade is independent and that Mr. Reade is the Audit Committee Financial Expert.

        Director Nominations.    Our Company Board has acted as its own nominating committee and no separate nominating committee has been formed to date as described herein. Our Company Board considers and recommends candidates for election to the Company Board and nominees for committee memberships and committee chairs. Each member of the Company Board participates in the review and discussion of director candidates. The full Company Board makes final determinations on director nominees.

        In identifying potential director candidates, the Company Board seeks input from its members and the Company's executive officers and may also consider recommendations by employees, community leaders, business contacts, third-party search firms and any other sources deemed appropriate by the Company Board. The Company Board also will consider director candidates recommended by shareholders to stand for election at the next annual meeting of stockholders, so long as such recommendations are submitted in accordance with the procedures described elsewhere herein.

        Board Leadership Structure.    Mr. Haber serves as our CEO and Chairman of the Company Board and has served the Company in such capacities since January 2003. The Board believes that it is important to have a unified leadership vision which Mr. Haber has provided to the Company. The Company Board also believes that the Company is best served by a Chairman who is actively involved with the Company and is therefore able to bring a great depth of knowledge about the Company to the role. The Company Board does not currently have a designated lead independent director and believes that the appointment of a designated lead independent director has not been necessary because of the Company's small size and due to the active role of independent directors in Company Board matters.

        Company Board Role in Risk Oversight.    The Company Board administers its risk oversight function directly and through the Audit Committee. The Company Board and the Audit Committee regularly discuss with management the Company's major risk exposures, their potential financial impact on the Company, and the steps taken to monitor and control those risks.

        Our Company Board performs this function in a number of ways, including:

  •
  at its regularly scheduled meetings, the Company Board receives management updates on our business operations, financial results, and strategy, and discusses risks related to the business; and

  •
  at its regularly scheduled meetings, the Company Board receives Audit Committee reports and management updates on risks overseen by the Audit Committee, and discusses such risks.

        Management is responsible for day-to-day risk management. This risk management responsibility includes identifying, evaluating and addressing potential risks that may exist at the enterprise, operational, strategic, financial, regulatory and/or reporting levels and reporting material and significant risks to the Company Board. In addition, our Chief Financial Officer reports to our Audit Committee on financial statement and internal controls risk.

Audit Committee

        The members of the Company's independent Audit Committee consist of Howard Waltman and K. Deane Reade Jr., as its chairperson. Effective November 10, 2008, the Company Board adopted an amended written charter for its Audit Committee. The Audit Committee is required to meet at least quarterly and at such other times as is necessary to fulfill its responsibilities.

  Purpose

        The purpose of the Audit Committee is to assist the Company Board in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Company to any government body or the public; the Company's system of internal controls regarding finance, accounting, legal compliance and ethics that management and the Company Board have established; and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee encourages continuous improvement of, and fosters adherence to, the Company's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

  •
  serve as an independent and objective party to monitor the Company's financial reporting process and internal control system;

  •
  provide an open avenue of communication among the independent auditors, management, and the Company Board;

  •
  oversee management's preparation of the Company's financial statements and management's conduct of the accounting and financial reporting processes;

  •
  oversee management's maintenance of internal controls and procedures for financial reporting;

  •
  oversee the Company's compliance with applicable legal and regulatory requirements, including without limitation, those requirements relating to financial controls and reporting;

  •
  oversee the independent auditor's qualifications and independence;

  •
  oversee the performance of the independent auditors, including the annual independent audit of the Company's financial statements;

  •
  prepare any report required to be prepared by the Committee pursuant to the rules of the SEC to be included in the Company's proxy statement; and

  •
  discharge such duties and responsibilities as may be required of the Audit Committee by the provisions of applicable law or rule or regulation of the NYSE AMEX Equities Stock Market and the Sarbanes-Oxley Act of 2002.

        In carrying out its purposes, the Audit Committee strives for free and open communication between the Audit Committee, the independent auditors and management of the Company.

  Responsibilities

        The principal responsibilities and recurring processes of the Audit Committee in carrying out its oversight responsibilities are oversight of the financial statements and relations with the independent auditors:

  •
  Relationship with Independent Auditors—The independent auditors report directly, and are ultimately accountable, to the Audit Committee in its capacity as a committee of the Company Board. The Audit Committee has sole authority and responsibility to appoint, compensate, oversee, evaluate and, where appropriate, replace the independent auditors. The Audit Committee discusses with the auditors their independence from management and the Company and the matters included in the written disclosures required by the Independence Standards Board.

  •
  Annually, the Audit Committee reviews and recommends for stockholder ratification the selection of the Company's independent auditors.

  •
  The Audit Committee pre-approves all audit and permitted non-audit services provided by the independent auditors.

  •
  The AuditCommittee periodically meets separately with management and with the Company's independent auditors.

  •
  Annually, the Audit Committee obtains from the independent auditors a formal written statement delineating all relationships between the independent auditors and the Company consistent with Independence Standards Board Standard No. 1, discusses with the independent auditors any such disclosed relationships and their impact on the independent auditors' independence, and takes or recommends that the Company Board take appropriate action regarding the independence of the independent auditors.

  •
  Periodic Reviews—Prior to the filing of the Company's Quarterly Reports on Form 10-Q, the Audit Committee reviews with management and the independent auditors the interim financial statements and other information to be included in the filing, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A"). Also, the Audit Committee discusses the results of the quarterly review and any other matters required to be communicated to the Audit Committee by the independent auditors under generally accepted auditing standards.

  •
  Annual Reviews—The Audit Committee reviews with management and the independent auditors the financial statements and other financial information, including the Company's disclosure under the MD&A, to be included in the Company's Annual Report on Form 10-K (or the annual report to shareholders if distributed prior to the filing of the Form 10-K). Also, the Audit Committee discusses the results of the annual audit and any other matters required to be communicated to the Audit Committee by the independent auditors under auditing standards of The Public Company Accounting Oversight Board. Based on the review and discussions described above, the Audit Committee recommends to the Company Board whether the financial statements should be included in the Annual Report on Form 10-K. The Audit Committee also prepares the Audit Committee report to be included in the Company's proxy statements when and as required by the applicable rules.

  •
  The Audit Committee establishes and maintains procedures for (i) receiving, retaining and addressing complaints regarding the Company's accounting, internal controls or auditing matters, and (ii) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters, in accordance with the applicable rules.

  •
  The Audit Committee also has responsibility for reviewing and approving all proposed related party transactions as required by the NYSE AMEX Equities Stock Market listing requirements.

  Code of Ethics

        The Company has a code of ethics that applies to the Company's Chief Executive Officer and Chief Financial Officer which has been designed to deter wrongdoing and to promote:

  •
  Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  •
  Full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company;

  •
  Compliance with applicable governmental law, rules and regulations;

  •
  The prompt internal reporting of violations of the code of ethics to an appropriate pre-identified person; and

  •
  Accountability for adherence to the code of ethics.

  Report of Audit Committee

        In March 2010, the Audit Committee discussed the 2009 audited financial statements of the Company with Management and Rose, Snyder & Jacobs. Management has the primary responsibility for the financial statements and the reporting process. The Audit Committee has discussed with Rose, Snyder & Jacobs the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol 1. AU section 380), as adopted by the Public Company Oversight Board in Rule 3200T. The Audit Committee has received the written disclosures and the letter from Rose, Snyder & Jacobs required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No, 1, Independence Discussions with Audit Committees), as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with Rose, Snyder & Jacobs the independent accountant's independence. The Audit Committee has determined that Rose, Snyder & Jacobs is independent from Emergent and its management. The Audit Committee held four telephonic meetings during Emergent's fiscal year ended December 31, 2009 and each member was in attendance for all meetings.

        During the year ended December 31, 2009 and through the mailing date of this Information Statement, Rose, Snyder & Jacobs has not provided any financial information systems design and implementation services or any other non-audit services to the Company except for the review of the Company's quarterly reports, preparation of corporate tax returns, tax research and other related professional consulting services. The Company does not anticipate Rose, Snyder & Jacobs providing any financial information systems design and implementation services and any other non-audit services to the Company which would be incompatible with maintaining the independence of Rose, Snyder & Jacobs. The fees paid by the Company to Rose, Snyder & Jacobs for the fiscal year ended December 31, 2009 are described in Item 14 of the Company's Form 10-K for its fiscal year ended December 31, 2009.

        In March 2010, the Audit Committee reviewed the audited consolidated financial statements of the Company which were to be included in the 2009 Form 10-K for filing with the Securities and Exchange Commission and considered the aforementioned matters and it then recommended the approval of said financial statements and their inclusion in the Form 10-K filing.

THE AUDIT COMMITTEE
K. Deane Reade, Jr., Chairman
Howard Waltman

Compensation Committee

        Since October 7, 2008, the Compensation Committee has consisted of Howard Waltman, as Chairman, K. Deane Reade, Jr. and Mark Waldron. The Compensation Committee, which currently has no charter, has such powers and functions as may be assigned to it by the Company Board from time to time; however, such functions include the following:

  •
  to review and approve corporate goals and objectives relevant to senior executive compensation, evaluate senior executive performance in light of those goals and objectives, and to set the senior executive compensation levels based on this evaluation;

  •
  to approve employment contracts of its executive officers and other employees, consulting contracts of other persons and compensation of directors;

  •
  to make recommendations to the Company Board with respect to incentive compensation plans and equity-based plans, including, without limitation, the Company's stock options plans for employees and consultants to the Company who are not officers or directors of the Company; and

  •
  to administer the Company's stock option plans and grant stock options or other awards pursuant to such plans for officers and directors of the Company.

        The Compensation Committee cannot delegate its duties to other persons and it has not used paid consultants in the past, although it may utilize paid consultants when it believes that it is necessary for the performance of its duties. Management of the Company provides the Compensation Committee with its recommendations for compensation of the Company's executive officers, directors and other employees for the Compensation Committee's review and discussion.

        Since November 10, 2008, our Common Stock has been listed, and trades, on the NYSE AMEX Equities Stock Market. Continuation of our listing requires that we abide by NYSE AMEX Equities Stock Market rules, which prohibit the Company's Chief Executive Officer from being present during voting or deliberations as to his compensation and it requires that the compensation of our Chief Executive Officer and other executive officers to be determined by the Compensation Committee. The Compensation Committee met in March 2010 and approved the 2009 bonuses to the executive officers, approved the extension of Mr. Buther's employment contract for an additional one year period through

June 30, 2011 and extended the Service Agreement with BJH Management LLC, which provides the services of Bruce J. Haber to us as Chief Executive Officer, for an additional three-year period. In the first quarter of 2011, the Compensation Committee approved the 2010 bonuses of the executive officers.

Lack of Nominating Committee

        The Board of Directors has acted as the nominating committee for the Company and no separate nominating committee has been formed to date. This type of committee, if one existed, would be responsible for identifying and recommending the director nominees to be selected by the Company Board for election at each annual meeting of shareholders and reviewing any shareholder nominees; implementing criteria for selecting new directors; developing, reviewing and recommending a set of corporate governance policies applicable to the Company; providing oversight for the evaluation of the performance of the Company Board; and adopting a written charter. Management believes that the cost of having a nominating committee for a smaller reporting company, such as the Company outweighs the benefits that may be derived from implementing such a committee.

        Since November 2008, the Shares have been trading on the NYSE AMEX Equities exchange. Section 804 of the NYSE AMEX Equities' Company Guide requires that director nominations when selected or recommended by the Company Board be made by a majority of the independent directors in cases where there is a lack of a nominating committee. On March 4, 2010, the Company Board, acting as its own nominating committee, by resolution, approved four nominees who were each of the incumbent members of the Company Board for re-election to the Company Board in accordance with such Guide, each of whom was re-elected at the Company's last annual meeting of stockholders, which took place in June 2010. Based upon the size of the Company and the Company Board's familiarity with the Company since its inception, the Company Board also determined that each of the directors was qualified to suggest nominees for consideration to the nominating committee, although NYSE AMEX Equities Stock Market rules require that a majority of the independent directors approve the nominees. The Company Board, when acting as the nominating committee, is generally responsible for:

  •
  Developing a nomination process for candidates to the Company Board;

  •
  Establishing criteria and qualifications for membership to the Company Board;

  •
  Identifying and evaluating potential nominees for election as directors;

  •
  Filling vacancies on the Company Board; and

  •
  Recommending nominees for election or re-election to the Company Board.

        The Company Board, when fulfilling the duties of a nominating committee, does not operate under a charter and does not have a policy with regard to the consideration of any candidates recommended by its members.

        Director Qualifications.    While the independent members of the Company Board have not established specific minimum qualifications for director candidates, the candidates for Company Board membership should have the highest professional and personal ethics and values, and conduct themselves consistent with our Code of Ethics. While the independent members of the Company Board have not formalized specific minimum qualifications they believe must be met by a candidate to be recommended by the independent members, the independent members believe that candidates and nominees must reflect a Company Board that is comprised of directors who (i) have broad and relevant experience, (ii) are predominantly independent, (iii) are of high integrity, (iv) have qualifications that will increase overall Company Board effectiveness and enhance long-term shareholder value, and (v) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to Audit Committee members. The Company Board does not have a specific policy as to diversity of the Company Board. However, with respect to diversity in its deliberations, the Company Board considers the extent to which potential candidates possess sufficiently diverse skill sets and diversity characteristics that would contribute to the overall effectiveness of the Company Board. These factors, and others as considered useful by the Company Board acting as its own nominating and governance committee, will be reviewed in the context of an assessment of the perceived needs of our Company Board at a particular point in time. As a result, the priorities and emphasis of our Company Board may change from time to time to take into account changes in business and other trends, and the portfolio of skills and experience of current and prospective directors. Consideration of new director candidates is expected to involve a series of Company Board discussions, review of information concerning candidates and interviews with selected candidates. The Company Board does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. Candidates for nomination to our Company Board in the past typically have been suggested by other members of our Company Board. From time to time, our Company Board, acting as its own nominating committee, may in the future (although it has not done so in the past) engage the services of a third party search firm to identify director candidates.

Stockholder Recommendations of Director Candidates

        Although our Company Board, acting as its own nomination committee, does not have a formal policy on shareholder nominations for director, it will consider candidates proposed in writing by shareholders, provided that such proposal meets the eligibility requirements (i.e. ownership of at least 2% of the outstanding Shares) for submitting shareholder nominations for inclusion in our next proxy statement and is accompanied by certain required information about the candidate. If an eligible shareholder wishes to recommend a nominee, he or she should submit such recommendation in writing to our Corporate Secretary, William M. McKay at 10939 Pendleton Street, Sun Valley, California 91352. Information provided with the shareholder recommendation should specify the following information: (a) the name and address of the nominee; (b) the name and address of the shareholder making the nomination; (c) the number of Shares of our Common Stock entitled to vote at such meeting held by the shareholder; (d) a representation that the nominating shareholder is a shareholder of record entitled to vote at such meeting and intends to appear in person or by proxy at such meeting to nominate the person specified in the notice; (e) the nominee's qualifications for membership on the Company Board; (f) all of the information that would be required in a proxy statement soliciting proxies for the election of the nominee as a director; (g) a description of all arrangements or understandings between the nominating shareholder and the nominee and any other person or persons (naming such person or persons) pursuant to whose request the nomination is being made by the shareholder; (h) all other companies to which the nominee is being recommended as a nominee for director; and (i) a signed consent of the nominee to cooperate with reasonable background checks and personal interview, and to serve as a director, if elected. Candidates proposed by shareholders will be evaluated by our Company Board, acting as its own nominating committee, using the same criteria as for all other candidates. In evaluating director candidates, members of the Company Board may conduct interviews with candidates and make recommendations to other Company Board members. The Company Board may retain, at its discretion, third-party consultants to access the skills and qualifications of candidates. If the Company Board determines to nominate a shareholder-recommended candidate and recommends his or her election as a director by the shareholders, his or her name will be included in the Company's proxy statement for the shareholder meeting at which his or her election is recommended. Pursuant to the Merger Agreement, Parent has provided a list of designees to the Company Board of Directors as described above.

        Stockholders also have the right to nominate director candidates themselves, without any prior review or recommendation by the Company Board, by the procedures set forth under Section 14a-8 of the Exchange Act.

Stockholder Communications

        The Company Board will give appropriate attention to written communications that are submitted by shareholders, and will respond if and as appropriate. Absent unusual circumstances and subject to any required assistance or advice from legal counsel, our Corporate Secretary, William M. McKay, is primarily responsible for monitoring communications from shareholders and for providing copies or summaries of such communications to the other directors as he considers appropriate.

        Communications will be forwarded to all directors if they relate to important substantive matters and include suggestions or comments considered to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we may receive repetitive or duplicative communications. Stockholders who wish to send communications on any topic to the Company Board for its consideration should address such communications to: c/o of William M. McKay, Corporate Secretary, Emergent Group Inc., 10939 Pendleton Street, Sun Valley, California 91352.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

        Set forth below is certain information concerning non-director employees who currently serve as executive officers.

        Louis Buther (age 57) has served as President of the Company since January 31, 2003. Mr. Buther has served as an independent consultant since 2000, including providing consulting services to the Company between October 2001 and January 2003. From 1997 through 2000, Mr. Buther was Senior Vice President of the Medical Division of Henry Schein, Inc. From 1983 to 1997, Mr. Buther served as Vice President of Micro Bio-Medics, Inc. and Caligor Medical Supply Company, which merged with Henry Schein in 1997. Mr. Buther holds an Associates Art Science Degree in Chemistry from Bronx Community College and a Bachelor of Science Degree in Pharmacy from Long Island University.

        William M. McKay (age 56) has served as Chief Financial Officer of the Company since August 2002. From August 2000 to August 2002, he served as Chief Financial Officer and as a consultant for EV Global Motors Company, a privately held consumer products company. From December 1998 to July 2000 Mr. McKay served as Chief Financial Officer and Secretary for Internet Dynamics, Inc., a privately-held software development company. From February 1998 to November 1998, he served as Chief Financial Officer for Koo Koo Roo, Inc., a publicly-held food services company. From May 1995 to February 1998, Mr. McKay served as Chief Financial Officer and Secretary for View Tech, Inc., a publicly-held technology company. Mr. McKay also has ten years of public accounting experience with Deloitte & Touche, where he last served as a senior manager in its audit department. Mr. McKay is a member of the American Institute of Certified Public Accountants and holds a Bachelor of Science Degree in business administration with an emphasis in accounting from the University of Southern California—Los Angeles.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth the overall compensation earned during the two fiscal years ended December 31, 2010 by (1) each person who served as the principal executive officer of the Company during fiscal year 2010; (2) the Company's two most highly compensated executive officers as of December 31, 2010 with compensation during fiscal year 2010 of $100,000 or more; and (3) those two individuals, if any, who would have otherwise been in included in section (2) above but for the fact that they were not serving as an executive of the Company as of December 31, 2010.

Salary Compensation

Name and Principal Position	Fiscal Year	Salary		Bonus		Restricted Stock Awards(1)(5)(6)		Option Awards(1)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation (2)(3)(6)(7)(8)		Total
Bruce J Haber Chief Executive Officer(4)	2010 2009	$ $	182,000 182,000	$ $	336,500 385,000	$ $	148,050 118,825	-0- -0-	-0- -0-	-0- -0-	$ $	81,755 47,056	$ $	748,305 732,881
Louis Buther President	2010 2009	$ $	161,000 161,000	$ $	336,500 385,000	$ $	93,060 74,690	-0- -0-	-0- -0-	-0- -0-	$ $	58,609 33,411	$ $	649,169 654,101
William M. McKay Chief Financial Officer	2010 2009	$ $	140,000 140,000	$ $	195,700 220,000	$ $	25,380 20,370	-0- -0-	-0- -0-	-0- -0-	$ $	27,832 20,059	$ $	388,912 400,429

(1)
The options and restricted stock awards presented in this table for 2010 and 2009 reflects the full grant date fair value, as if the total dollar amount were earned in the year of grant. The stock awards are valued based on the fair market value of such Shares on the date of grant and are charged to compensation expense over the related vesting period. The options are valued at the date of grant based upon the Black-Scholes method of valuation, which is expensed over the service period over which the options become vested. As a general rule, for time-in-service-based options, the Company will immediately expense any option or portion thereof which is vested upon grant, while expensing the balance on a pro rata basis over the remaining vesting term of the option.

(2)
Includes all other compensation not reported in the preceding columns, including: (i) perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is less than $10,000; (ii) any "gross-ups" or other amounts reimbursed during the fiscal year for the payment of taxes; (iii) discounts from market price with respect to securities purchased from the Company except to the extent available generally to all security holders or to all salaried employees; (iv) any amounts paid or accrued in connection with any termination (including without limitation through retirement, resignation, severance or constructive termination, including change of responsibilities) or change of control; (v) contributions to vested and unvested defined contribution plans; (vi) any insurance premiums paid by, or on behalf of, the Company relating to life insurance for the benefit of the named executive officer; and (vii) any dividends or other earnings paid on stock or option awards that are not factored into the grant date fair value required to be reported in a preceding column.

(3)
Includes compensation for service as a director described under Director Compensation, below.

(4)
The services of Bruce J. Haber are provided to the Company pursuant to a Services Agreement with BJH Management LLC, a privately held company owned by Bruce Haber.

(5)
On each of March 4, 2010 and April 1, 2009, Messrs Haber, Buther and McKay were granted restricted stock awards of 17,500 Shares, 11,000 Shares and 3,000 Shares, respectively, which vest in equal installments over five years. The market price per Share of $8.46 for 2010 and $6.79 for 2009 were used to determine the related compensation expense, which amounts are being amortized over the five year vesting period. For 2010, the restricted stock awards of 17,500 Shares, 11,000 Shares and 3,000 Shares were valued at $148,050 $93,060 and $25,380, respectively. For 2009, the restricted stock awards of 17,500 Shares, 11,000 Shares and 3,000 Shares were values at $118,825, $74,690 and $20,370, respectively.

(6)
As described in footnote 5 above, Messrs. Haber, Buther and McKay received restricted stock awards that vest over a five year period. The amount of dividends declared in 2010 to Messrs Haber, Buther, and McKay on the unvested portion of their respective restricted stock award was $64,350, $40,320 and $13,860, respectively, and the amount of dividends declared in 2009 to Messrs. Haber, Buther and McKay on the unvested portion of the restricted stock award was $32,600, $20,400 and $8,000, respectively. These amounts are included in the above table under all other compensation.

(7)
All other compensation includes company-paid medical and dental benefits for Messrs. Haber, Buther and McKay of $17,405 and $18,289; $13,972; and $14,456, and $15,479 and $13,011 for 2010 and 2009, respectively, which benefits are not available to all employees.

(8)
All other compensation in the table above does not include the business use of an apartment and/or automobile which is made available to our officers and other employees who come in from out of town to work at our executive offices in Sun Valley, California.

        For a description of the material terms of each named executive officers' employment agreement, including the terms of any contract, agreement, plan or other arrangement that provides for any payment to a named executive officer in connection with his resignation, retirement or other termination, or a change of control of the Company, see section below entitled "Employment Agreements."

        No outstanding Share purchase option or other equity-based award granted to or held by any named executive officer in 2010 were re-priced or otherwise materially modified, including extension of exercise periods, the change of vesting or forfeiture conditions, the change or elimination of applicable performance criteria, or the change of the bases upon which returns are determined, nor was there any waiver or modification of any specified performance target, goal or condition to payout.

Executive Officer Outstanding Equity Awards At Fiscal Year-End

        The following table provides certain information concerning any common share purchase options, stock awards or equity incentive plan awards held by each of our named executive officers that were outstanding as of December 31, 2010.

	Option Awards
						Stock Awards
			Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)
Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Bruce J. Haber(1)(2)(3)	-0-	-0-	-0-	N/A	N/A	71,500	$467,610	N/A	N/A
Louis Buther(1)(2)(3)	-0-	-0-	-0-	N/A	N/A	44,800	$292,992	N/A	N/A
William M. McKay(1)(2)(3)	50,000	-0-	-0-	$0.40	3/31/12	15,400	$100,716	N/A	N/A

N/A-Not Applicable

(1)
On March 19, 2007, the Company granted restricted stock awards to its executive officers and directors for services rendered and to be rendered of 40,000 Shares to Mr. Haber, 25,000 Shares to Mr. Buther and 10,000 Shares to Mr. McKay. All of the aforementioned Shares vest in five equal annual amounts commencing March 19, 2008 and the non-vested portion is subject to forfeiture in the event that the holder is no longer serving as an officer or director of the Company, subject to the Company Board's right to waive this forfeiture provision.

(2)
On April 1, 2009 and March 4, 2010, Messer's Haber, Buther and McKay were granted restricted stock awards of 17,500 Shares, 11,000 Shares and 3,000 Shares, respectively. On March 6, 2008, the Company granted restricted stock awards to its executive officers of 40,000 Shares to Mr. Haber, 25,000 Shares to Mr. Buther and 10,000 Shares to Mr. McKay. All of the aforementioned Shares vest in five equal annual amounts commencing one year from the date of grant and the non-vested portion is subject to forfeiture in the event that the holder is no longer serving as an officer or director of the Company, subject to the Board's right to waive this forfeiture provision.

(3)
In March 2005, Mr. McKay was granted 25,000 common stock options at an exercise price of $0.40 per Share. In 2002 and 2003, Mr. McKay was granted 30,000 and 75,000 common stock options at an exercise price of $0.40 per Share, respectively. All options are currently vested and have been exercised except for the 50,000 options referenced in the table above.

Employment Agreements

        Each of the following executive officers is a party to an employment arrangement with the Company.

Name	Position	Annual Salary		Bonus
Bruce J. Haber	Chief Executive Officer	$182,000	(3)		(1)
Louis Buther	President	$161,000			(1)
William M. McKay	Chief Financial Officer	$140,000			(2)

(1)
In the event that pre-tax profits (subject to certain adjustments approved by the Compensation Committee) before Management's bonuses are at least $1,035,000 for a calendar year, then BJH Management LLC, for the benefit of Mr. Haber, and Louis Buther are each to receive the following: a bonus of $50,000, increasing to $75,000, if pre-tax profits are $1,150,000 plus 6% each of pre-tax profits over $1,150,000. Such bonus, if earned, is to be paid within 30 days after the end of each fiscal year end of the Company.

(2)
Discretionary bonus as determined by the Compensation Committee, based upon Company and individual performance.

(3)
The salary shown for Mr. Haber was paid to BJH Management LLC in connection with its Services Agreement.

        A summary of each executive's service or employment agreement is as follows:

Services Agreement—BJH Management LLC

        Pursuant to a Service Agreement dated as of July 1, 2006 (the "Services Agreement"), the Company entered into an agreement with BJH Management LLC ("BJH") to secure the services of Bruce J. Haber as its Chief Executive Officer and as Chairman of the Company Board. The Services Agreement provides that, during its term, Mr. Haber is to be nominated for re-election to the Board. The Services Agreement, as amended in March 2010, provides for certain rights and benefits to BJH and Mr. Haber for a term expiring on June 30, 2013 (which term is renewed annually thereafter unless either the Company or BJH gives the other party 90 days written notice of termination prior to the end of the then current term) and certain obligations of BJH and Mr. Haber to the Company, which are summarized as follows:

  •
  Annual fee of $182,000, which may be increased at the sole discretion of the Company Board;

  •
  Bonuses based upon milestones as described in footnote (1) to the immediately above table;

  •
  Three weeks paid vacation;

  •
  Reimbursement of reasonable travel, entertainment and office rent and other expenses incurred in connection with the Company's business;

  •
  Indemnification for any claim or lawsuit which may be asserted against Mr. Haber or BJH when acting in any capacity for the Company or its business, to the fullest extent permitted by law, including participation in director and officer liability insurance;

  •
  Hospitalization, medical and dental insurance for Mr. Haber as is customary for most senior officers of the Company or reimbursement of BJH for such benefits;

  •
  During the term of the Services Agreement and for a six-month period thereafter, Mr. Haber and BJH may not (except in the case of a sale or change of control of the Company) directly or indirectly (i) become interested, such as owner, officer, director, stockholder, employee or consultant, in a company that competes with the then current business of the Company provided that ownership of not more than 20% of a competitor is permissible, (ii) participate in the solicitation of any business of any type conducted by the Company from any person or entity which was or is a client, customer or prospective client or customer and/or (iii) recruit for employment at another place of employment or induce or seek to cause such person to terminate his employment with the Company with the exception of Louis Buther, the Company's President, and Mr. Haber's executive assistant; and

  •
  BJH and Mr. Haber have also agreed to certain confidentiality provisions during the term of the Services Agreement, and BJH agreed to grant the Company the right to seek equitable relief in connection with any breach of a covenant not to compete or confidentiality provision.

        Termination by the Company with Cause.    The Company may terminate the Services Agreement for cause in the event (i) of Mr. Haber's commission of an act involving fraud, embezzlement, or theft against the property or personnel of the Company, (ii) Mr. Haber is convicted of, or pleas nolo contendere to, a felony or engages in other criminal conduct that could reasonably be expected to have a material adverse affect on the business, assets, properties, prospects, results of operations or financial condition of the Company, or (iii) of the breach by Mr. Haber or BJH of the restrictive covenants contained in the Services Agreement regarding confidentiality and non-compete restrictions. In the event that the Services Agreement is terminated for cause, BJH's Base Fee, any unearned Milestone Bonus and all other benefits terminate immediately upon such discharge, and the Company then has no further obligations to BJH except for payment and reimbursement for any monies due which right to payment or reimbursement accrued prior to such termination.

        Death or Disability.    The Company may terminate the Services Agreement upon the disability or death of Mr. Haber by giving written notice to BJH. In the case of Mr. Haber's disability, such termination will become effective immediately upon the giving of such notice unless otherwise specified by the Company. "Disability" means that, for a period of more than six consecutive months in any 12-month period, Mr. Haber is unable to perform the essential functions of his position because of physical, mental or emotional incapacity resulting from injury, sickness or disease. Upon any such termination, the Company is relieved of all its obligations under the Services Agreement, except for payment of the BJH Base Fee and Milestone Bonus earned and unpaid through the effective date of termination.

        Termination by BJH.    BJH may terminate the Services Agreement at any time by giving thirty (30) days' prior written notice to the Company, in which event, the Company is relieved of all of its obligations under the Services Agreement, except for payment of the BJH Base Fee and Milestone Bonus earned and unpaid through the effective date of termination and those obligations which relate to director and officer liability insurance and indemnification to the full extent permitted by law.

        Severance Fee.    BJH has no severance fees provided for in the Services Agreement, except that if the Services Agreement is wrongfully terminated by the Company, BJH would have the right to seek damages equal to the compensation and benefits payable through June 30, 2013, the current termination date of the Service Agreement.

Employment Agreement—Louis Buther

        The Company has an employment agreement dated as of December 30, 2002 with Louis Buther pursuant to which Mr. Buther was hired as the Company's President and agreed to devote his full business time, effort and attention to the Company. Mr. Buther's employment agreement, as amended, provides for certain rights and benefits to Mr. Buther, currently for a term expiring June 30, 2011 (which term is renewed annually thereafter unless either the Company or Mr. Buther has given the other party 90 days prior written notice of termination. The employment agreement also provides for certain obligations of Mr. Buther to the Company, which are summarized as follows:

  •
  Annual salary of $161,000, which may be increased at the sole discretion of the Company Board;

  •
  Bonuses based upon milestones as described in footnote (1) to the immediately above table;

  •
  Three weeks paid vacation;

  •
  Reimbursement of reasonable travel, entertainment and office rent and other expenses incurred in connection with the Company's business;

  •
  Indemnification for any claim or lawsuit which may be asserted against Mr. Buther when acting in any capacity for the Company or its business, to the fullest extent permitted by law, including participation in director and officer liability insurance;

  •
  Hospitalization, medical and dental insurance for Mr. Buther as is customary for most senior officers of the Company or reimbursement of Mr. Buther for such benefits;

  •
  During the term of the employment agreement and for a six-month period thereafter, Mr. Buther may not directly or indirectly (i) become interested, such as owner, officer, director, stockholder, employee or consultant, in a company that competes with the then current business of the Company provided that ownership of not more than 5% of the outstanding securities of any class of any entity that is traded on a national securities exchange or traded in the over-the-counter market of a competitor is permissible, (ii) participate in the solicitation of any business of any type conducted by the Company from any person or entity which was or is a client, customer or prospective client or customer and/or (iii) recruit for employment at another placement of employment or induce or seek to cause such person to terminate his employment with the Company with the exception of Mr. Haber, and Mr. Haber's executive assistant. Mr. Buther has agreed to certain confidentiality provisions during the term of his employment agreement and to grant the Company the right to seek equitable relief in connection with any breach of his covenant not to compete or confidentiality provision.

        Termination by the Company with Cause.    The Company may terminate the Mr. Buther for cause in the event (i) of Mr. Buther's commission of an act involving fraud, embezzlement, or theft against the property or personnel of Company, (ii) Mr. Buther is convicted of, or pleas nolo contendere to, a felony or engages in other criminal conduct that could reasonably be expected to have a material adverse affect on the business, assets, properties, prospects, results of operations or financial condition of the Company, or (iii) of the breach by Mr. Buther of the restrictive covenants contained in his employment agreement regarding confidentiality and non-compete restrictions. In the event Mr. Buhler's employment agreement is terminated for cause, Mr. Buther's Base Fee and any unearned Milestone Bonus and all benefits terminate immediately upon such discharge, and the Company has no further obligations to Mr. Buther except for payment and reimbursement for any monies due which right to payment or reimbursement accrued prior to such termination.

        Death or Disability.    The Company may terminate Mr. Buther's employment agreement upon his disability by giving written notice to Mr. Buther. Mr. Buther's employment agreement terminates automatically in the event of his death. In the case of Mr. Buther's disability, such termination will become effective immediately upon the giving of such notice unless otherwise specified by the Company. "Disability" means that for a period of more than six consecutive months in any 12-month period, Mr. Buther is unable to perform the essential functions of his position because of physical, mental or emotional incapacity resulting from injury, sickness or disease. Upon any such termination, the Company is relieved of all its obligations under the Employment Agreement, except for payment of Mr. Buther's Base Fee and Milestone Bonus earned and unpaid through the effective date of termination.

        Termination by Buther.    Mr. Buther may terminate his employment agreement at any time by giving thirty (30) days' prior written notice to the Company, in which event, the Company is relieved of all of its obligations under the employment agreement, except for payment of Mr. Buther's Base Fee and Milestone Bonus earned and unpaid through the effective date of termination and those obligations which relate to director and officer liability insurance and indemnification to the full extent permitted by law.

        Severance fee.    Mr. Buther has no severance fees provided for in his employment agreement, except for the right to receive compensation and benefits through June 30, 2011, the current termination date of his employment Agreement.

Employment Arrangement—William M. McKay

        In August 2002, William M. McKay became the Company's Chief Financial Officer pursuant to an engagement letter. As CFO, he is currently receiving a base salary of $140,000 per annum, and is eligible to receive an annual discretionary bonus as determined by the Compensation Committee, based upon Company and individual performance. In addition, Mr. McKay receives Company-paid health insurance benefits as well as an automobile allowance of $300 per month. Since the commencement of his employment in 2002, Mr. McKay has received ten-year options to purchase an aggregate of 130,000 Shares of the Company's Common Stock at an exercise price of $0.40 per Share with varying vesting dates. He also has received restricted stock award grants totaling 41,000 Shares as more fully described herein. In the event that the Company terminates Mr. McKay without cause or Mr. McKay is terminated in connection with a change of control of the Company, he becomes entitled to receive six months' base pay.

Director Compensation

        Directors do not presently receive any specific compensation for serving on the Company Board or on its committees other than the periodic grant of stock options and/or restricted stock awards as determined from time to time by the Compensation Committee. Depending on the number of meetings and the time required for the Company's operations, the Company may decide to compensate its directors in the future.

Restricted Stock Awards

        On each of March 4, 2010 and April 1, 2009, restricted stock award grants under the Company's 2002 Employee and Consulting Compensation Plan (the "2002 Plan") were made for services rendered and to be rendered by each of Messrs Haber, Buther and McKay for 17,500 Shares, 11,000 Shares and 3,000 Shares, respectively, and by each of Messrs Waltman, Waldron and Reade for 4,500 Shares. The market price of $8.46 per Share for 2010 and $6.79 per Share for 2009 were used to determine the related compensation expense, which amounts are being amortized over the five year vesting period commencing one year from the date of each grant. The non-vested portion of each award is subject to forfeiture in the event that the holder is no longer serving as an officer or director of the Company, subject to the Board's right to waive this forfeiture provision.

        On March 6, 2008, the Company granted, outside of any stock option plan, restricted stock awards to its executive officers and directors for services rendered and to be rendered of 40,000 Shares to Mr. Haber, 25,000 Shares to Mr. Buther, 10,000 Shares to Mr. McKay, and 10,000 Shares to each of Mr. Waltman, Mr. Waldron and Mr. Reade. All of the aforementioned Shares were issued at a price of $3.05 per Share and vest in five equal annual installments commencing March 6, 2009. The non-vested portion is subject to forfeiture in the event that the holder is no longer serving as an officer or director of the Company, subject to the Board's right to waive this forfeiture provision.

        On March 19, 2007, the Company granted, outside of any stock option plan, restricted stock awards to its executive officers and directors for services rendered and to be rendered of 40,000 Shares to Mr. Haber, 25,000 Shares to Mr. Buther, 10,000 Shares to Mr. McKay, and 10,000 Shares to each of Mr. Waltman, Mr. Waldron and Mr. Reade. All of the aforementioned Shares were issued at a price of $3.25 per Share and vest in five equal annual installments commencing March 19, 2008. The non-vested portion is subject to forfeiture in the event that the holder is no longer serving as an officer or director of the Company, subject to the Board's right to waive this forfeiture provision.

        On November 2, 2005, the Company granted, outside of any stock option plan, restricted stock awards to its executive officers and directors for services rendered and to be rendered of 40,000 Shares to Mr. Haber, 25,000 Shares to Mr. Buther, 10,000 Shares to Mr. McKay, 10,000 Shares to each of Mr. Waltman and Mr. Waldron and 5,000 Shares to Mr. Reade. All of the aforementioned Shares were issued at a prices of $0.57 per Share and vest in five equal annual installments commencing November 2, 2006. The non-vested portion is subject to forfeiture in the event that the holder is no longer serving as an officer or director of the Company, subject to the Board's right to waive this forfeiture provision.

Travel Expenses

        All directors are reimbursed for their reasonable out of pocket expenses associated with attending any meeting of the Company Board or any committee thereof.

Compensation Table

        The following table shows the overall compensation earned for the 2010 fiscal year with respect to each non-employee and non-executive director as of December 31, 2010.

	Director Compensation
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(5)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)(4)	Total ($)
K. Deane Reade, Jr.	$-0-	$38,070	$-0-	-0-	-0-	$16,290	$54,360
Howard Waltman	$-0-	$38,070	$-0-	-0-	-0-	$16,290	$54,360
Mark Waldron	$-0-	$38,070	$-0-	-0-	-0-	$16,290	$54,360

(1)
The restricted stock awards presented in this table for 2010 reflect the full grant date fair value as if the total dollar amount were earned in the year of grant. As a general rule, for time-in-service-based options, the Company will immediately expense any restricted stock awards and option or portion thereof which is vested upon grant, while expensing the balance on a pro rata basis over the remaining vesting term of the restricted stock awards and options.

(2)
Excludes awards or earnings reported in preceding columns.

(3)
Includes all other compensation not reported in the preceding columns, including (i) perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is less than $10,000; (ii) any "gross-ups" or other amounts reimbursed during the fiscal year for the payment of taxes; (iii) discounts from market price with respect to securities purchased from the Company except to the extent available generally to all security holders or to all salaried employees; (iv) any amounts paid or accrued in connection with any termination (including without limitation through retirement, resignation, severance or constructive termination, including change of responsibilities) or change in control; (v) contributions to vested and unvested defined contribution plans; (vi) any insurance premiums paid by, or on behalf of, the Company relating to life insurance for the benefit of the director; (vii) any consulting fees earned, or paid or payable; (viii) any annual costs of payments and promises of payments pursuant to a director legacy program and similar charitable awards program; and (ix) any dividends declared or other earnings paid on stock or option awards that are not factored into the grant date fair value required to be reported in a preceding column.

(4)
The three named directors noted in the above table received restricted stock awards in March 2007, March 2008, April 2009, and March 2010. Such restricted stock awards vest in equal annual installments over a five year period. The amount of dividends paid in 2010 to Messrs. Reade, Waltman and Waldron on the unvested portion of the restricted stock award was $16,390, $16,390, and $16,390, respectively. These amounts are included in the above table under all other compensation.

(5)
On March 4, 2010 each of Messrs Waltman, Waldron and Reade were granted restricted stock awards under the 2002 Plan of 4,500 Shares. The market price per Share of $8.46 for 2010 was used to determine the related compensation expense, which amounts are being amortized over the five year vesting period commencing one year from the date of grant. The non-vested portion is subject to forfeiture in the event that the holder is no longer serving as an officer or director of the Company, subject to the Board's right to waive this forfeiture provision.

        The above table does not reflect that: (a) on April 1, 2009, each of Messrs Waltman, Waldron and Reade were granted restricted stock awards under the 2002 Plan for 4,500 Shares; the market price per Share of $6.79 for 2009 was used to determine the related compensation expense, which amounts are being amortized over the five year vesting period commencing one year from the date of grant; (b) on March 6, 2008, each of Messrs. Waltman, Waldron and Reade were granted restricted stock awards for services rendered and to be rendered for 10,000 Shares; the market price per Share of $3.05 was used to determine the related compensation expense, which amounts are being amortized over the five year vesting period commencing one year from the date of grant; and (c) on March 19, 2007, each of Messrs. Waltman, Waldron and Reade were granted restricted stock awards for services rendered and to be rendered for 10,000 Shares; the market price per Share of $3.25 was used to determine the related compensation expense, which amounts are being amortized over the five year vesting period commencing one year from the date of grant. The non-vested portion of each award is subject to forfeiture in the event that the holder is no longer serving as an officer or director of the Company, subject to the Board's right to waive this forfeiture provision.

2002 Employee and Consulting Compensation Plan

        On April 1, 2002, the Company established the 2002 Plan covering 325,000 Shares, which was approved by shareholders on August 5, 2003. Since shareholder approval was not obtained within one year after establishment of the 2002 Plan (i.e., by April 1, 2003), all outstanding options granted under the 2002 Plan automatically became Non-Statutory Stock Options. On March 30, 2007, the Compensation Committee approved a 325,000 Share increase in the number of Shares covered by the 2002 Plan to 650,000 Shares. As of December 31, 2010, there were stock options exercisable for 191,439 Shares and 115,000 restricted award Shares outstanding under the 2002 Plan, and 36,930 Shares available for future grant.

        On May 5, 2009, the Board approved establishing an Employee Benefit and Compensation Plan (the "2009 Plan") covering 300,000 Shares with an effective date of June 29, 2009, the date of shareholder ratification of the 2009 Plan. The 2002 Plan and 2009 Plan are substantially identical, except as to the number of Shares covered by each respective plan, and the 2009 Plan permits issuance of Incentive Stock Options. (The 2002 Plan and 2009 Plan are collectively referred to as the "Plans".) No options or restricted stock awards have been granted under the 2009 Plan.

Administration

        The Plans are administered by the Company Board and the Compensation Committee. The Company Board, subject to the provisions of the Plans, has the authority to determine and designate executive officers, other employees, directors and consultants to whom awards may be made and the terms, conditions and restrictions applicable to each award (including, but not limited to, the option price, any restriction or limitation, any vesting schedule or acceleration thereof, and any forfeiture restrictions). The Company Board may, in its sole discretion, accelerate the vesting of awards. The Company Board or the Compensation Committee must approve all grants of options and stock awards issued under the Plans.

Types of Awards

        The Plans are designed to enable the Company to offer certain officers, employees, directors and consultants of the Company and its subsidiaries equity interests in the Company and other incentive awards in order to attract, retain and reward such individuals and to strengthen the mutuality of interests between such individuals and our stockholders. In furtherance of this purpose, the 2002 Plan contains provisions for granting non-statutory stock options (and originally incentive stock options which have now become non-statutory stock options) and Common Stock Awards. The 2009 Plan contains provisions which permit the grant of Incentive Stock Options, non-statutory stock options and Common Stock Awards.

        Stock Options.    A "stock option" is a contractual right to purchase a number of Shares of Common Stock at a price determined on the date the option is granted. The option price per Share of Common Stock purchasable upon exercise of a stock option and the time or times at which such options shall be exercisable are determined by the Company Board at the time of grant. Such option price may not be less than 100% of the fair market value of Shares of Common Stock on the date of grant. The option price, when the option is exercised, must be paid in cash, money order, check or Shares of outstanding Common Stock. Options may also contain at the time of grant, at the discretion of the Board, certain other cashless exercise provisions. Options are exercisable at the times and subject to the conditions determined by the Company Board at the date of grant, but no option may be exercisable more than ten years after the date that it is granted. If the optionee ceases to be an employee of our Company for any reason other than death, any then exercisable option (originally granted as an incentive stock option) must be exercised within a period expiring the earlier of thirty days after such date of termination or expiration of the stated term of the option. In the event of the optionee's death, any option (originally granted as an incentive stock option) exercisable at the date of death may be exercised by the legal heirs of the Optionee from the date of death until the expiration of the stated term of the option or six months from the date of death, whichever event first occurs. In the event of the optionee's disability, any Options (originally granted as an incentive stock option) expire on the stated date that the Option would otherwise have expired or 12 months from the date of disability, whichever event first occurs. The termination and other provisions of a non-statutory stock option shall be fixed by the Board of Directors at the date of grant of each respective option.

        Common Stock Award.    "Common Stock Awards" are Shares of Common Stock issued to a recipient which vest at the end of a restriction period, if any, specified by the Board if such person continues to be an employee, director or consultant of us. If the recipient remains an employee, director or consultant at the end of the restriction period, the applicable restrictions will lapse. If the recipient ceases to be an employee, director or consultant of us for any reason (including death, disability or retirement) before the end of the restriction period, unless otherwise determined by the Board, the restricted stock award will be terminated.

Eligibility

        Officers, employees, directors and consultants of the Company and its subsidiaries are eligible to be granted stock options and Common Stock Awards. Eligibility is determined by the Company Board or the Compensation Committee; however, all Options and Stock Awards granted to officers and directors must be approved by the Company Board.

Termination or Amendment of the Plans

        The Company Board at any time may amend, discontinue or terminate all or any part of the Plans, provided that unless otherwise required by law, the rights of a participant may not be impaired without his or her consent, and provided further that we are required to seek the approval of our shareholders for any amendment if such approval is necessary to comply with any applicable federal or state securities or tax laws, rules or regulations.

Awards

        No options or Common Stock Awards have been granted under the 2009 Plan. During 2010, 2009 and 2008, we granted Common Stock Options to acquire an aggregate of 2,000 Shares, 40,000 Shares and 35,000 Shares, respectively, to employees, officers, directors and consultants of the Company at an exercise prices ranging from of $2.15 to $6.95 per Share. As of February 28, 2011, options to purchase a total of 306,631 Shares of Common Stock had been exercised under the 2002 Plan. Unless sooner terminated, the 2002 Plan will expire on March 31, 2012 and no awards may be granted after that date.

        It is not possible to predict the individuals who will receive future awards under the Plans or the number of Shares covered by any future award because such awards are wholly within the discretion of the Company Board and the Compensation Committee. The table below contains information as of December 31, 2010 on the known benefits provided to certain persons and group of persons under the 2002 Plan. Such table does not include options that have been exercised or the grant of restricted stock awards.

	Number of Shares Subject to Vested Options	Range of Exercise Price ($) per Share	Value of Unexercised Options at 12/31/2010(1)
Bruce J. Haber, Chief Executive Officer	-0-	$-0-	$-0-
Louis Buther, President	-0-	$-0-	$-0-
William M. McKay, Chief Financial Officer	50,000	$0.40	$307,000	(1)
Executive Officers as a group (3 persons)	50,000	$0.40	$307,000	(1)
Former Directors as a group (2 persons)	17,500	$0.40	$107,450	(1)
Other Employees and Consultants	68,389	$0.40 - $4.65	$382,973	(1)

(1)
Value is calculated by multiplying (a) the difference between the market price per Share at December 31, 2010 and the option exercise price by (b) the number of Shares of Common Stock underlying the number of vested options. The value of unexercised options as of December 31, 2010 was determined based on the closing price for a Share of our Common Stock on such date of $6.54 per Share.

        On each of March 4, 2010 and April 1, 2009, restricted stock award grants under the 2002 Plan were made to the Company's executive officers and directors for services rendered and to be rendered by each of Messrs. Haber, Buther and McKay for 17,500 Shares, 11,000 Shares and 3,000 Shares, respectively, and by each of Messrs. Waltman, Waldron and Reade for 4,500 Shares. The market price of $8.46 per Share for 2010 and $6.79 per Share for 2009 were used to determine the related compensation expense, which amounts are being amortized over the five year vesting period commencing one year from the date of each grant. The non-vested portion of each award is subject to forfeiture in the event that the holder is no longer serving as an officer or director of the Company, subject to the Board's right to waive this forfeiture provision. The restricted stock awards granted in 2010 provide that in the event of a change of control of the Company, vesting of any non vested portion shall be automatically accelerated to a date determined by the Company Board. The restricted stock awards granted in 2009 provide that in the event of a change of control of the Company, vesting of any non vested portion shall be determined by the Company Board or compensation committee.

Other Stock Option Plans

        The Company has established two other stock option plans, neither of which have any material amount of Shares authorized and/or outstanding thereunder, and neither of which was active during the three years ended December 31, 2010.

PRI Medical Deferred Contribution Plan

        A subsidiary of the Company, PRI Medical, has adopted a defined contribution retirement plan, which qualifies under Section 401(k) of the Internal Revenue Code. This Plan covers substantially all employees with over one year of service. PRI Medical currently provides matching contributions of 6% of each participant's deferral up to a maximum of 15% of eligible contributions. Except for PRI Medical's 401(k) Plan, the Company has no other annuity, pension, or retirement benefits for its employees. For the years ended December 31, 2010, 2009 and 2008, the Company contributed matching contributions to the Plan of $15,103, $14,845 and $13,746, respectively.

SECURITY OWNERSHIP OF CERTAIN OF OUR BENEFICIAL OWNERS AND MANAGEMENT

        As of February 28, 2011, the Company had outstanding 6,955,258 Shares of Common Stock. The only persons of record who presently hold or are known to own (or believed by the Company to own) beneficially more than 5% of the outstanding Shares of such class of stock is listed below. The following table also sets forth certain information as to holdings of the Company's Common Stock of all current executive officers and directors, individually, and all executive officers and directors, as a group.

Name and Address of Beneficial Owner(1)	Number of Common Shares		Approximate Percentage
Officers and Directors
Mark Waldron 10939 Pendleton Street Sun Valley, CA 91352	402,145		5.8
Howard Waltman 870 United Nations Plaza, Apt. 10F New York, NY, 10017	135,324	(2)	1.9
William M. McKay 10939 Pendleton Street Sun Valley, CA 91352	267,250	(3)	3.8
Bruce J. Haber c/o BJH Management, LLC 145 Huguenot Street, Suite 405 New Rochelle, NY 10801	1,679,722	(4)	24.2
Louis Buther 10939 Pendleton Street Sun Valley, CA 913521	757,492		10.9
K. Deane Reade, Jr. 399 East 72nd Street New York, NY 10021	90,092		1.3
All current executive officers and directors as a group (six) persons(3)	3,332,025	(5)	47.9
5% Stockholders
Arie Kanofsky 385 West John Street Hicksville, NY 11801	505,000		7.3

(1)
All Shares are directly owned, and the sole investment and voting power is held, by the persons named unless otherwise noted.

(2)
Excludes 322,666 Shares owned by members of his family in the name of THW Group LLC, as to which Mr. Waltman disclaims beneficial ownership.

(3)
Includes options to purchase 50,000 Shares.

(4)
Mr. Haber owns 330,017 Shares of the Company's Common Stock. Mr. Haber's spouse is the investment trustee of (a) a family trust which beneficially owns an aggregate of 1,150,519 Shares, and (b) a trust for Mr. Haber's daughter, which owns 199,186 Shares. Although such Shares are included in the above table, Mr. Haber disclaims beneficial ownership of the Shares held by the trusts.

        Except as provided by the Offer and Merger which are discussed in detail in the Schedule 14D-9, the Company does not know of any arrangement or pledge of its securities that might result in a change of control of the Company.

Securities Authorized for Issuance under Equity Compensation Plans.

        The following summary information is as of February 28, 2011 and relates to our 2009 and 2002 Stock Option Plans pursuant to which we may grant options to purchase Shares :

Plan category	(a) Number of Shares of Common Stock to be issued upon exercise of outstanding options	(b) Weighted average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding Shares reflected in column a)
2009 Equity compensation Plans	-0-	N/A	300,000 Shares
2002 Equity compensation Plans(1)	185,189 Shares	$1.84	43,180 Shares

(1)
Based upon options to purchase 119,189 Shares at $0.40 per Share, 23,000 Shares at $2.15 per Share, 11,500 Shares at $3.05 per Share, 3,000 Shares at $4.65 per Share, 2,000 Shares at $5.30 per Share, 14,500 Shares at $6.79 per Share, 10,000 Shares at $6.95 per Share and 2,000 Shares at $8.00 per Share.

        The foregoing table does not include outstanding options to purchase 6,250 Shares at $40.00 per Share previously granted under the 2001 Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        On July 30, 2008, we sold 665,229 Units, each Unit consisting of one Share of Common Stock and one Warrant (expiring July 31, 2013) to purchase 0.6 Shares of Common Stock at an exercise price of $1.75 per whole share. Each Unit was sold at a price of $1.70 and we received an aggregate of $1,130,890 from the sale of 665,229 Units to 15 investors. Such investors included our executive officers and directors and certain of their affiliated entities, as follows: Mark Waldron (47,059 Units), K. Deane Reade, Jr. (35,294 Units), Bruce J. Haber Family Trust (176,471 Units), Howard & Theodora Waltman TIC (36,765 Units), William M. McKay (25,000 Units), Louis Buther (58,824 Units), and Bruce J. Haber (117,647 Units). The above transaction was a private placement of restricted securities and exemption for such placement was claimed pursuant to Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act of 1933.

CERTAIN LITIGATION

        On February 22, 2011, a putative shareholder class action complaint challenging the transactions contemplated by the Merger Agreement was filed in the Superior Court of the State of California in the County of Los Angeles against the Company, Parent, Purchaser and the individual members of the Company Board. The complaint alleges, among other things, that the members of the Company Board breached their fiduciary duties owed to the public stockholders of the Company by attempting to sell the Company by means of an unfair process with preclusive deal protection devices at an unfair price of $8.46 in cash per Share and by entering into the Merger Agreement, approving the Offer and the proposed Merger, engaging in self dealing and failing to take steps to maximize the value of the Company to its public shareholders. The Complaint further alleges that the Company, Parent and Purchaser aided and abetted such breaches of fiduciary duties. In addition, the complaint alleges that certain provisions of the Merger Agreement unduly restrict the Company's ability to negotiate with rival bidders. The complaint seeks, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent stockholders are required by the Commission's regulations to furnish us with copies of all Section 16(a) forms they file. During 2010, none of our officers, directors or ten percent or greater stockholders filed any forms late, to the best of our knowledge.

 Annex B

G.C. Andersen Partners, LLC

February 6, 2011
The Board of Directors
Emergent Group, Inc.
10939 Pendleton Street
Sun Valley, CA 91352

Dear Members of the Board:

        We understand that Emergent Group Inc. ("Emergent"), Universal Hospital Services, Inc. ("UHS"), and Sunrise Merger Sub, Inc., a wholly owned subsidiary of UHS ("Sub"), propose to enter into an Agreement and Plan of Merger, dated as of February 6, 2011 (the "Agreement"), pursuant to which UHS will acquire Emergent (the "Transaction"). Pursuant to the Agreement, (i) Sub will commence a tender offer (the "Tender Offer") to purchase all outstanding shares of the common stock, $0.04 par value, of Emergent ("Emergent Common Stock") at a purchase price of $8.46 per share in cash (the "Consideration"), and (ii) subsequent to the consummation of the Tender Offer, Sub will be merged with and into Emergent and each outstanding share of Emergent Common Stock not previously tendered, other than shares of Emergent Common Stock held by UHS, Sub or their respective affiliates (such holders, collectively, "Excluded Holders"), will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

        You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Emergent Common Stock, other than Excluded Holders, of the Consideration to be paid to such holders in the Transaction.

        In connection with this opinion, we have:

  (i)
  Reviewed the financial terms and conditions of the most recent draft Agreement;

  (ii)
  Reviewed certain publicly available historical business and financial information relating to Emergent;

  (iii)
  Reviewed various financial forecasts and other data provided to us by Emergent relating to the business of Emergent;

  (iv)
  Held discussions with members of the senior management of Emergent with respect to the business and prospects of Emergent;

  (v)
  Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of Emergent;

  (vi)
  Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of Emergent;

  (vii)
  Reviewed historical stock prices and trading volumes of Emergent Common Stock; and

  (viii)
  Conducted such other financial studies, analyses and investigations as we deemed appropriate.

        We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Emergent or concerning the solvency or fair value of Emergent, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts relating to Emergent utilized in our

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analyses, we have assumed, with the consent of Emergent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Emergent. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

        Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Emergent Common Stock may trade at any time subsequent to the announcement of the Transaction.

        In rendering our opinion, we have assumed, with your consent, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with your consent, that obtaining any necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Emergent or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Emergent obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, any tender and support or other agreements or arrangements entered into in connection with, or contemplated by, the Transaction or otherwise. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

        G.C. Andersen Partners, LLC is acting as financial advisor to Emergent in connection with the Transaction and will receive a fee for such services, a portion of which is payable in connection with the rendering of this opinion and a portion of which is contingent upon the closing of the Transaction. We have not previously provided investment banking services to Emergent or UHS, nor have we traded in the securities of Emergent or UHS in the course of our business.

        Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Emergent (in its capacity as such) and our opinion is rendered to the Board of Directors of Emergent in connection with its evaluation of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Emergent might engage or the merits of the underlying decision by Emergent to engage in the Transaction. Our opinion is not intended to and does not constitute a recommendation to any shareholder as to whether such shareholder should tender shares of Emergent Common Stock in the Tender Offer or how such shareholder should act with respect to the Transaction or any matter relating thereto.

        Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the $8.46 per share to be paid to holders of shares other than Excluded Holders in the Tender Offer and the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,
G.C. ANDERSEN PARTNERS, LLC
By:	/s/ THOMAS C. BLUM Thomas C. Blum, Partner

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